

08061464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 28, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number ~~0-16538~~ 1-34192

MAXIM INTEGRATED PRODUCTS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	94-2896096
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

120 San Gabriel Drive
Sunnyvale, California 94086
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (408) 737-7600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act: None[1]

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐. No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐. No ☒.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐. No ☒.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐. No ☒.

The aggregate market value of the voting stock held by non-affiliates of the Registrant based upon the closing price of the common stock on December 29, 2007 as reported on the Pink OTC Markets was approximately $4,222,933,000. Shares of voting stock held by executive officers, directors and holders of more than 5% of the outstanding voting stock have been excluded from this calculation because such persons may be deemed to be affiliates. Exclusion of such shares should not be construed to indicate that any of such persons possesses the power, direct or indirect, to control the Registrant, or that any such person is controlled by or under common control with the Registrant.

Number of shares outstanding of the Registrant's Common Stock, $.001 par value, as of September 1, 2008: 320,553,460

Documents Incorporated By Reference:

(1) Items 10, 11, 12 13 and 14 of Part III incorporate information by reference from the definitive proxy statement (the "2008 Proxy Statement") for the 2008 Annual Meeting of Stockholders, to be filed subsequently.

[1] The Company's common stock par value $0.001 per share was suspended from trading on NASDAQ effective as of October 2, 2007. On October 17, 2007, NASDAQ filed a Form 25 to effect the delisting of the Company's common stock from NASDAQ. Currently, the Company's common stock is traded on the Pink OTC Market under the symbol "MXIM.PK."

MAXIM INTEGRATED PRODUCTS

INDEX

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FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in Part I, Item 1A — Risk Factors and the business outlook section in Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations. These statements relate to, among other things, sales, gross margins, operating expenses, capital expenditures and requirements, liquidity, asset dispositions, product development and R&D efforts, manufacturing plans and pending litigation, and are indicated by words or phrases such as "anticipate," "expect," "outlook," "foresee," "forecast," "believe," "could," "intend," "will," "plan," "seek," "project," and variations of such words and similar words or expressions. These statements involve risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. For a discussion of some of the factors that could cause actual results to differ materially from our forward-looking statements, see the discussion on "Risk Factors" that appears in Part I, Item 1A of this 2008 Form 10-K and other risks and uncertainties detailed in this and our other reports and filings with the Securities and Exchange Commission ("SEC"). We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaim any obligation to do so except as required by federal securities laws.

PART I

ITEM 1. BUSINESS

Maxim Integrated Products, Inc. ("Maxim" or "the Company" and also referred to as "we," "our" or "us") designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits, commonly referred to as analog circuits, for a large number of geographically diverse customers. We also provide a range of high-frequency process technologies and capabilities that can be used in custom designs. The analog market is fragmented and characterized by many diverse applications, numerous product variations and, with respect to many circuit types, relatively long product life cycles. Our objective is to develop and market both proprietary and industry-standard analog integrated circuits that meet the increasingly stringent quality and performance standards demanded by customers.

We are a Delaware corporation that was originally incorporated in California in 1983. We are headquartered in Sunnyvale, California. The mailing address for our headquarters is 120 San Gabriel Drive, Sunnyvale, California 94086, and our telephone number is (408) 737-7600. Additional information about us is available on our website at www.maxim-ic.com.

We make available through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. We assume no obligation to update or revise any forward-looking statements in this Annual Report on Form 10-K, whether as a result of new information, future events or otherwise, unless we are required to do so by law. A copy of this Annual Report on Form 10-K is available without charge upon written request to: Investor Relations, Maxim Integrated Products, Inc., 120 San Gabriel Drive, Sunnyvale, California 94086.

The Mixed Signal Analog Integrated Circuit Market

All electronic signals generally fall into one of two categories, linear or digital. Linear (or analog) signals represent real world phenomena, such as temperature, pressure, sound, or speed, and are continuously variable over a wide range of values. Digital signals represent the "ones" and "zeros" of binary arithmetic and are either on or off.

Three general classes of semiconductor products arise from this partitioning of signals into linear or digital:

- Digital devices, such as memories and microprocessors that operate primarily in the digital domain;
- Linear devices such as amplifiers, references, analog multiplexers and switches that operate primarily in the analog domain; and
- Mixed-signal devices such as data converter devices that combine linear and digital functions on the same integrated circuit and interface between the analog and digital worlds.

Our strategy has been to target both the linear and mixed-signal markets, often collectively referred to as the analog market. In addition, some of our products are exclusively or principally digital. While our focus continues to be on the linear and mixed signal market, our capabilities in the digital domain enable development of new mixed signal and other products with very sophisticated digital characteristics. Risks associated with pursuing this strategy are discussed in Item 1A — Risk Factors.

Our linear and mixed signal products serve four major end-markets. These major end-markets and their primary market sectors are noted in the table below:

MAJOR END-MARKET	MARKET SEGMENT
INDUSTRIAL	Automatic Test Equipment ("ATE") Automotive Financial Terminals Industrial Control Instrumentation Military Medical Other Industrial
COMMUNICATIONS	Base Stations Networking/ Data Communications Telecommunications Other Communications
CONSUMER	Cell Phones Digital Cameras GPS Handhelds & Media Players Home Entertainment Set-top Boxes Other Consumer
COMPUTING	Notebook & Desktop Computers Peripherals Servers & Workstations Storage Other Computing

Product Quality

We employ a system addressing quality and reliability of our products from initial design through wafer fabrication, assembly, testing and final shipment. We have received ISO 9001/2, TS 16949 and ISO 14001 certifications for all wafer fabrication, assembly, final test and shipping facilities.

Product quality is determined by conformance to predetermined specifications. Specifications are either tested during manufacturing or assured by design. Predetermined specifications assured by design are reliant on the stability of the semiconductor manufacturing processes, the amount of process margin and the completeness of product characterization. Specifications tested during manufacturing are dependent on the integrity of the manufacturing test operation, which includes factors such as test software, stability and repeatability of test systems, test set up issues, human error and other factors and variables.

Reliability testing is done during wafer process development, process release, package development, product release stages and limited ongoing reliability monitors to serve as a control of process consistency. Long term thermal, mechanical and environmental testing is performed on a sampling of products in an effort to detect and accelerate the presence of defects that may arise over the life of a product's use to ensure the reliability of the product. The Company performs infant mortality studies on a limited number of our products. We believe that the above testing regime meets industry standards.

Manufacturing

We primarily manufacture our own wafers and, to a lesser extent, utilize third-party silicon foundries to produce wafers. The majority of processed wafers are subjected to parametric and functional testing at our facilities. The broad range of products demanded by the mixed signal analog integrated circuit market requires multiple manufacturing process technologies. Many different process technologies are currently used for wafer fabrication of our products. Historically, wafer fabrication of analog integrated circuits has not required the state-of-the-art processing equipment necessary for the fabrication of advanced digital integrated circuits, although newer processes do utilize and require these state-of-the-art facilities and equipment. In addition, hybrid and module products are manufactured using a complex multi-chip technology featuring thin-film, thick-film, laser-trimmed resistors and other active or passive components. For the majority of these technologies, we rely on our own fabrication facilities and, to a lesser extent, unaffiliated manufacturing subcontractors.

During fiscal years 2008, 2007 and 2006, most of our wafer production requirements occurred at one of our four owned wafer fabrication facilities consisting of the following:

Facility Location	Fiscal Year Acquired
Beaverton, Oregon	1994
San Jose, California	1998
Dallas, Texas	2001
San Antonio, Texas	2004

In fiscal year 2007, we entered into a five-year supply agreement with Seiko Epson Corporation ("Epson") under which Epson will manufacture some of our mixed signal semiconductor products. These products will be manufactured by Epson under non-exclusive rights and licenses using our proprietary technology at Epson's fabrication facility located in Sakata, Japan. Together with Epson, we will cross-license key mixed-signal process technologies which will be deployed at Epson's Sakata, Japan facility. Additionally in fiscal year 2007, we acquired land and a building located on 39 acres in Irving, Texas for $38.8 million for future wafer manufacturing capacity requirements.

We have a wafer bump manufacturing facility located in Dallas, Texas. We use this facility to manufacture products that utilize chip scale packaging ("CSP") or wafer level packaging ("WLP"). CSP or WLP (collectively referred to as "CSP") enables integrated circuits to be attached directly to a printed circuit board without the use of a traditional plastic package. In addition, we utilize independent subcontractors to perform wafer bump manufacturing to the extent we do not have the internal capacity or capabilities to perform such services.

Once wafer manufacturing has been completed, wafers are generally sorted in order to determine which integrated circuits on each wafer are functional and which are defective. We currently perform wafer sort, final test and shipping activities at two facilities located in Cavite, the Philippines, and Chonburi Province, Thailand. Our finished products ship directly from either Cavite, the Philippines or Chonburi Province, Thailand to customers worldwide or to other Company locations for sale to end customers or distributors.

As is customary in the industry, traditional integrated circuit assembly is performed by foreign assembly subcontractors, located in the Philippines, Malaysia, Thailand, China, Taiwan, Singapore, South Korea and Japan, where wafers are separated into individual integrated circuits and assembled into a variety of packages.

After assembly has been completed, the majority of the assembled product is shipped back to our manufacturing facilities located in Cavite, the Philippines or Chonburi Province, Thailand where the packaged integrated circuits undergo final testing and preparation for customer shipment.

During fiscal year 2007, we completed construction of a module assembly facility in Batangas, the Philippines, on the land we had purchased in fiscal year 2006. We also commenced transition activities of the assembly of certain modules from our subcontractor to this new assembly facility. We completed exit activities and discontinued using the subcontractor during fiscal year 2008. All Company-owned equipment and materials have been transferred back to us by the subcontractor.

Sales and Marketing

We market our products worldwide through a direct-sales and applications organization and through our own and other unaffiliated distribution channels to a broad range of customers in diverse industries. Our products typically require a sophisticated technical sales effort. Our sales organization is divided into domestic and international regions. Distributors and direct customers generally buy on an individual purchase order basis, rather than pursuant to long-term agreements.

Certain distributors have agreements with us which allow for price protection on certain inventory if we lower the price of our products. Certain distributor agreements also generally permit distributors to exchange a portion of certain purchases on a periodic basis. As is customary in the semiconductor industry, our distributors may market products which compete with our products.

Sales to certain international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. The agreements generally permit distributors to exchange a portion of their purchases on a periodic basis. See "Critical Accounting Policies" in Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 2 of Notes to Consolidated Financial Statements of this Annual Report on Form 10-K, which contains information regarding our revenue recognition policy.

In fiscal year 2008, we selected one of our distributors, Avnet, Inc., as our primary global distributor and ended our distribution arrangements with Arrow Electronics.

We operate in one reportable segment — the design, development, marketing and manufacturing of a broad range of linear and mixed signal integrated circuits. No single customer accounted for more than 10% of net revenues in fiscal years 2008, 2007 and 2006. Based on customers' ship-to locations, international sales accounted for approximately 80%, 77% and 78% of net revenues in fiscal years 2008, 2007 and 2006, respectively. See Note 16, "Segment Information" in the Notes to Consolidated Financial Statements.

Backlog

At June 28, 2008 and June 30, 2007, our backlog was approximately $370 million and $412 million, respectively. We include in our backlog customer-released orders with firm schedules for shipment within the next 12 months. As is customary in the semiconductor industry, these orders may be canceled in most cases without penalty to the customers. In addition, our backlog includes orders from domestic distributors for which revenues are not recognized until the products are sold by the distributors. Accordingly, we believe that our backlog at any time should not be used as a measure of future revenues. All backlog numbers have been adjusted for estimated future U.S. distribution ship and debit pricing adjustments.

Research and Development

We believe that research and development is critical to our future success. Objectives for the research and development function include product definition, design and layout of innovative proprietary products that meet customer needs consistent with their market timing; development of second-source products; design of parts for high yield and reliability; test development; and development of manufacturing processes and advanced packaging to support an expanding product line and customer requirements and development of hardware and software to support the acceptance and design-in of our products in the end customer's system.

Our research and development plans require engineering talent and tools for process technologies, test development, packaging development, product definition, business management, Electronic Design Automation

("EDA"), circuit design, software development and application support. Research and development expenses were approximately $577.7 million, $659.5 million and $514.1 million in fiscal years 2008, 2007 and 2006, respectively.

Competition

The mixed signal analog integrated circuit industry is intensely competitive, and virtually all major semiconductor companies presently compete with, or conceivably could compete with, some portion of our business.

We believe the principal elements of competition include:

- technical innovation, service and support;
- time to market;
- product performance and features;
- quality and reliability;
- product pricing and delivery capabilities;
- customized design and applications;
- business relationship with customers; and
- manufacturing competence and inventory management.

Our principal competitors include, but are not limited to, Analog Devices, Inc., Intersil Corporation, Linear Technology Corporation, National Semiconductor Corporation and Texas Instruments Inc. In addition, we expect increased competition in the future from other emerging and established companies.

Patents, Licenses, and Other Intellectual Property Rights

We rely upon both know-how and patents to develop and maintain our competitive position. There can be no assurance that others will not develop or patent similar technology or reverse engineer our products or that the confidentiality agreements with employees, consultants, silicon foundries and other suppliers and vendors will be adequate to protect our interests. Our products interface with other products, which may require us to obtain licenses that we do not have.

We hold and pursue intellectual property, including patents, trademarks and trade secrets as appropriate for our markets and technologies. It is our policy to seek patent protection for significant inventions that may be patented, though we may elect, in appropriate cases, not to seek patent protection even for significant inventions if other protection, such as maintaining the invention as a trade secret, is considered more advantageous. In addition, we have registered certain of our mask sets under the Semiconductor Chip Protection Act of 1984. We hold a number of patents worldwide with expiration dates ranging from 2008 to 2026.

There can be no assurance that any patent will be issued on pending applications or that any patent issued will provide substantive protection for the technology or product covered by it. We have registered several of our trademarks with the U.S. Patent and Trademark Office and in foreign jurisdictions.

Employees

At June 28, 2008, we had 9,810 employees. At June 30, 2007 and June 24, 2006, we had 10,136 and 9,096 employees, respectively.

Environmental Regulations

To date, our compliance with foreign, federal, state and local laws and regulations that have been enacted to regulate the environment has not had a material adverse effect on our capital expenditures, earnings, competitive or financial position. However, we could be subject to fines, suspension of production, alteration of our manufacturing processes or cessation of our operations if we fail to comply with present or future statutes and regulations governing the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous materials used in our manufacturing processes.

Executive Officers

For information regarding our current executive officers, please see Part III, Item 10 of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

You should carefully consider and evaluate the risk factors described below and those noted in Item 1 — Business of this Annual Report on Form 10-K, together with all of the other information included in this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business, financial condition and operating results. If any of these risks occur, our business could be materially harmed. If our business is harmed, the trading price of our common stock could decline. This Annual Report on Form 10-K contains "forward-looking" statements that involve risks and uncertainties.

Risks Related to the Investigation of our Historical Stock Option Practices and the Resulting Restatement of our Prior Financial Statements

In connection with our past stock option grant practices, we have been subjected to a number of ongoing shareholder lawsuits, unable to file periodic reports to the SEC on a timely basis and delisted from the NASDAQ Global Select Market (formerly the NASDAQ National Market). We have also been subject to an informal inquiry by the SEC, subject to an investigation by the U.S. Attorney for the Northern District of California (the "U.S. Attorney"), subject to an ongoing audit by the Internal Revenue Service, and required to suspend the issuance of shares upon the exercise of all of our outstanding stock options and restricted stock units ("RSUS") and purchases under our employee stock purchase program inasmuch as our Form S-8 registration statements for our equity plans are not effective because of our delinquent SEC periodic reporting. The informal SEC investigation has subsequently been settled without any admission of wrongdoing on the part of the Company and without any assessment of penalties and the U.S Attorney subsequently informed us that its office does not intend to pursue any further investigation or action against the Company concerning our option grant practices. As a result of these events, we have been and remain subject to a number of risks, including the following, each of which could result in a material adverse effect to our business, financial condition and results of operations and/or a negative effect on the market for our stock: (i) the commencement of additional regulatory or governmental investigations relating to our restatement or option grant practices; (ii) private litigation relating to our restatement or option grant practices, including the pending or new stockholder litigation or possible litigation by option holders; (iii) currently unanticipated issues with respect to our restatement or our ability to become current in our periodic SEC reports that could materially delay our ability to permit the exercise of outstanding options and RSUs and to achieve relisting on NASDAQ or another national securities exchange, which would likely have a material adverse effect on the liquidity of our common stock and our ability to recruit and retain employees; (iv) additional significant costs in effectuating on-going or additional remedial actions or in dealing with any further litigation or unanticipated problems in attaining relisting of our shares on NASDAQ or another national securities exchange; and (v) diversion of the time and attention of members of our management and our board of directors from the management of our business.

Dependence on New Products, Packages and Process Technologies

Our future success will continue to depend on our ability to introduce new products and to develop new packages and process technologies. Semiconductor design and package and process technologies are subject to rapid technological change, requiring a high level of expenditures for time consuming research and development. Design and package and process development for the portions of the semiconductor market in which we participate are particularly challenging. The success of new product introductions is dependent on several factors, including proper product features, timely product introduction, achievement of acceptable production test times and yields. From time to time, we have not fully achieved our new product introduction and process development goals. There can be no assurance that we will successfully develop or implement new process technologies or that new products will be introduced on a timely basis or receive sufficient market acceptance. It is difficult to predict a schedule for a new product. If a product is not developed on time or does not meet a customer's specifications, the development can be a complete failure. Additionally, we do not always have the necessary development tools, the number of engineers, product definers or business managers, skill sets or experience required in these areas, which may result in our not meeting our research and development goals. Development tools sometimes require licensing and sometimes become obsolete, which can contribute to higher research and development expenses.

Dependence on New Markets and Consumer Demand

Our growth is dependent on our continued ability to defend our existing market and penetrate new markets. We have limited experience in new markets and competition is intense. Innovation, by its nature, is dependent on applying good judgment to predict future technology trends, often based on little existing data about those new markets. There can be no assurance that the markets we serve will grow (for example, older markets do saturate and decline); that our existing and new products will meet the requirements of such markets; that our products will achieve customer acceptance in such markets; that competitors will not drive prices to an unacceptably low level or take market share from us; or that we can achieve or maintain profitability in these markets. Additionally, we have increased the emphasis on highly-integrated products in our product development plans. Such products are more vulnerable to time-to-market demands, proper new product definitions with the right set of functionalities, development execution delays and gross margin pressure. Delays in product development can significantly reduce return on investment and adversely affect our growth. In addition, highly integrated product lives are generally shorter. Shorter product lives can result in excess inventory which we would have to write down. Such write downs may materially adversely impact our results of operations.

Furthermore, changes in demand in the market could have a negative impact on certain of our products. Such change in demand and resulting restructuring of or changes in our business could lead to the closure or consolidation of facilities. This may result in additional costs which could materially adversely affect our results of operations.

Industry Standard Risks

Many of our products are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by major systems manufacturers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards or requirements, we could miss opportunities to achieve crucial design wins which in turn could have a material adverse effect on our business, operating and financial results.

Manufacturing Risks

The fabrication of integrated circuits is a highly complex and precise process. Minute impurities, contaminants in the manufacturing environment, difficulties in the fabrication process, defects in the masks used in the wafer manufacturing process, manufacturing equipment failures, wafer breakage, or other factors can cause a substantial percentage of wafers to be rejected or numerous dice on each wafer to be nonfunctional. We have from time to time experienced reliability problems and lower-than-expected production yields, which have delayed product shipments and adversely affected gross margins. There can be no assurance that we will not experience a decrease in manufacturing yields or reliability or quality problems that could expose us to liability, product returns and product warranty claims. Further, the number of shippable dice per wafer for a given product is critical to our results of operations. To the extent we do not achieve acceptable manufacturing yields or experience delays in wafer fabrication, wafer sort, assembly or final test operations, our results of operations could be adversely affected. During periods of decreased demand, fixed wafer fabrication costs could have an adverse effect on the Company's financial condition, gross margins, and results of operations.

The relatively lengthy manufacturing cycle could result in inventory imbalances. A product or inventory shortage could adversely affect our customer relations, while any excess inventory may ultimately become unsalable. The occurrence of either of such events may adversely affect our financial condition.

We manufacture most of our wafer production requirements internally. Given the nature of our products, it would be very difficult and costly to arrange for independent manufacturing facilities to supply such products. Any prolonged inability to utilize one of our manufacturing facilities as a result of fire, natural disaster, unavailability of electric power or otherwise, would have a material adverse effect on our results of operations and financial condition.

In addition, some of our current manufacturing and test equipment may become excess or obsolete over time due to changes in manufacturing or test processes, technology changes, or changes in demand for our products. Should this occur, we would be required to write down such equipment to its salvage value which could materially adversely affect our results of operations.

Competition

We experience intense competition from a number of companies, some of which have significantly greater financial, manufacturing, and marketing resources than us while others have greater technical resources and proprietary intellectual property rights than us. Our ability to compete successfully depends on factors both within and outside our control. We may be excluded from our customers' product designs because we cannot provide a complete chip set as required by the customer. There can be no assurance that competitive factors will not adversely affect our future business. To the extent that our proprietary products become more successful, competitors will offer second source products or functionally equivalent products for some of those products, which could erode our profit margins. Competitors may develop or acquire intellectual property that can control certain portions of the semiconductor market in which we compete. Our competitors could use this intellectual property to design products that compete more favorably with our products in terms of performance and pricing. Competitors could also use this intellectual property to design products that can be bundled with other products offered by the competitor and thus exclude us from competing on additional products or in other semiconductor markets. Additionally, the development or acquisition by competitors of intellectual property could prevent us from using such intellectual property in the product development process or could cause delays in such development. Certain of our product offerings are an attractive target for smaller competitors with lower gross and operating margin percentage levels than ours. These companies often target our product offerings with direct or functionally-equivalent second-sources and attempt to take market share at gross and operating margin percentage levels that are improvements to their financial performance but which would be detrimental to our objectives.

Dependence on Independent Distributors and Sales Representatives

A portion of our sales is realized through independent electronics distributors that are not under our control. These independent sales organizations generally represent product lines offered by several companies and thus could reduce their sales efforts applied to our products or terminate their representation of us. We generally require foreign distributors to provide a letter of credit to us in an amount equal to the credit limit set for accounts receivable from such foreign distributors. The letter of credit provides for collection on accounts receivable from the foreign distributor should the foreign distributor default on their accounts receivable to us. In limited instances, where credit limits have been established above the amount of the letter of credit, we are exposed for the difference. We do not require letters of credit from any of our domestic distributors and are not protected against accounts receivable default or bankruptcy by these distributors. The inability to collect open accounts receivable could adversely affect our results of operations and financial condition. Termination of a significant distributor, whether at our or the distributor's initiative, could be disruptive to our current business. As previously noted, in fiscal year 2008, we selected one of our distributors, Avnet, Inc., as our primary global distributor and ended our distribution arrangements with Arrow Electronics. Should we not successfully transition end customers currently purchasing product from Arrow Electronics to purchasing product from Avnet or other Company franchised distributors, such customers might begin purchasing our competitor's products. This, along with the inability to find a suitable replacement should a significant distributor or representative terminate their distributor arrangement with us, could have a material adverse impact on our operating results. Additionally, should the intended benefits from selecting Avnet as our primary global distributor not materialize, our results of operations could be adversely affected.

Dependence on Independent Foundries, Subcontractors, Thailand and Philippines Test and Shipping Facilities

We have an internal capability to fabricate most of our wafers and we remain dependent on outside silicon foundries for a portion of our wafer fabrication. None of the independent foundries currently used by us is affiliated with us. As is typical in the semiconductor industry, from time to time, we have experienced disruptions in the supply of processed wafers from these foundries due to quality problems, unsatisfactory electrical yields, capacity limitations and process obsolescence. Procurement from foundries is done by purchase order and contracts. Should our orders for purchases of integrated circuits manufactured by these silicon foundries not reflect our customers' ultimate demand for related products, we could have either excess inventory or insufficient inventory to satisfy demand. Excess inventory would result in an inventory write off that could materially adversely affect our results of operations. Too little inventory would prevent us from meeting customer demand and could potentially damage customer relationships and future revenue growth from these customers.

We rely on assembly subcontractors located in the Philippines, Malaysia, Thailand, China, Singapore, Taiwan and South Korea to separate wafers into individual integrated circuits and to package them. None of the assembly subcontractors we currently use is affiliated with us. Reliability problems experienced by our assemblers or the inability to replace an assembly subcontractor could cause serious problems in delivery and quality resulting in potential product liability to us. Such problems could impair our ability to meet our revenue plan in the fiscal period impacted by the disruption. Failure to meet the revenue plan may materially adversely impact our results of operations.

We perform substantially all of our final testing at our facilities in the Philippines and Thailand. Any prolonged inability to utilize one of our testing facilities as a result of fire, natural disaster, political instability, unavailability of electric power or otherwise, would have a material adverse effect on our results of operations and financial condition.

In fiscal year 2009, we plan to reduce our wafer sort, final test, and shipping operations in all of our domestic-based facilities in order to reduce manufacturing costs. This production will be transferred to our manufacturing facilities located in Cavite, the Philippines or Chonburi Province, Thailand. Products currently produced at our domestic facilities have a high technical content and are more difficult to manufacture than the products currently tested in our offshore facilities. Failure to successfully transfer manufacturing of these products to our offshore facilities may result in reduced yields and unsatisfactory quality. Failure to successfully transfer this manufacturing to our offshore facilities may adversely affect our ability to supply products to our customers which could materially adversely impact our results of operations.

As previously noted, the majority of our finished products currently ship directly from Cavite, the Philippines or Chonburi Province, Thailand to our customers worldwide or to other Maxim locations for sale to end customers or distributors. Should there be disruption for any reason to either of our shipping operations in Cavite, the Philippines or Chonburi Province, Thailand, we might not be able to meet our revenue plan in the fiscal period impacted by the disruption. Failure to meet the revenue plan may materially adversely impact our results of operations.

We currently expect that in fiscal year 2009 we will need to add additional sort and final test capacity to meet customer demand. In the past, we have generally met increased sort and final test capacity requirements by constructing additional manufacturing space; however, in fiscal year 2009, we also anticipate to enter into outsourcing agreements with major assembly and test subcontractors in Asia. Failure to expand manufacturing space or negotiate an acceptable contract with a suitable subcontractor could result in increased manufacturing costs. Additionally, such failure may result in insufficient internal manufacturing capacity. Given the complexity of our wafer sort and final test operations, it may be difficult to transfer production to a third party without suffering yield, quality, or delivery problems. Failure of the subcontractor to perform satisfactorily may adversely affect our costs and our ability to supply products to our customers which could materially adversely impact our results of operations.

Any disruptions in our sort, assembly, test or shipping operations or in the operations of our manufacturing subcontractors, including, but not limited to, the inability or unwillingness of any of our these subcontractors to produce adequate supplies of processed wafers, integrated circuit packages or tested product conforming to our quality standards or their inability to provide timely delivery of products or services required by us, could adversely affect the continuity of product supply as well as damage our reputation, relationship and goodwill with affected customers. This, in turn, could have a material adverse effect on our results of operations. Furthermore, finding alternate sources of supply or initiating internal wafer processing for these products may not be economically feasible.

Availability and Quality of Materials, Supplies, and Subcontract Services

The semiconductor industry has experienced a very large expansion of fabrication capacity and production worldwide over time. As a result of increasing demand from semiconductor, solar and other manufacturers, availability of certain basic materials and supplies, such as raw wafers and silicon on insulator wafers, chemicals, gases, polysilicon, silicon wafers, ultra-pure metals, lead frames and molding compounds, and of subcontract services, like epitaxial growth, ion implantation and assembly of integrated circuits into packages, has been limited from time to time over the past several years, and could come into short supply again if overall industry demand exceeds the supply of these materials and services in the future.

We purchase materials and supplies from many suppliers, some of which are sole-sourced. If the availability of these materials and supplies is interrupted, we may not be able to find suitable replacements. In addition, from time to time natural disasters can lead to a shortage of some of the above materials due to disruption of the manufacturer's production. We devote continuous efforts to maintain availability of all required materials, supplies and subcontract services. However, we do not have long-term agreements providing for all of these materials, supplies and services, and shortages could occur as a result of capacity limitations or production constraints on suppliers that could have a material adverse effect on our ability to achieve our planned production.

A number of our products, including nonvolatile Static Random Access Memory products ("SRAMs"), real time clocks, and iButton™ products use components such as memory circuits, batteries, PC boards and crystals that are purchased from third parties. We anticipate that, from time to time, supplies of these components may not be sufficient to meet all customer requested delivery dates for products containing the components. As a result of any such shortages, future sales and earnings from products using these components could be adversely affected. Additionally, significant fluctuations in the purchase price for these components could affect gross margins for the products involved. Suppliers could also discontinue the manufacture of such purchased products or could have quality problems that could affect our ability to meet customer commitments.

Quality problems experienced by suppliers may be impossible to reproduce or detect in a controlled environment, or may not be detected by our quality control procedures. Should undetected quality problems occur, such defects may become part of our finished product ultimately sold to customers. If such defects cause quality control problems in the manufacture of customers' end-products or cause direct or indirect damages to either our customers or the ultimate end-user, we may be liable for our customers' increased production costs and both direct and indirect damages caused by the defective product. Such liability could have a material adverse impact on our results of operations and financial condition.

In addition, suppliers of semiconductor manufacturing equipment are sometimes unable to deliver test and/ or wafer fabrication equipment to a schedule or equipment performance specification that meets our requirements. Delays in delivery of equipment could adversely affect our ability to achieve our manufacturing and revenue plans in the future.

Environmental Regulation

Various foreign and United States federal, state, and local government agencies impose a variety of environmental regulations on the storage, handling, use, discharge and disposal of certain chemicals, gases and other substances used or produced in the semiconductor manufacturing process. There can be no assurance, however, that interpretation and enforcement of current or future environmental regulations will not impose costly requirements upon us. Any failure by us to not adequately control the storage, handling, use, discharge or disposal of regulated substances could result in fines, suspension of production, alteration of wafer fabrication processes and legal liability, which may materially adversely impact our financial condition, results of operations or liquidity.

Increasing public attention has been focused on the environmental impact of electronic manufacturing operations and waste electronic equipment. While we to date have not experienced any material adverse effects on our business from environmental regulations, there can be no assurance that changes in such regulations will not have a material adverse effect on our financial condition or results of operations. Possible effects include, but are not limited to, making costly changes to manufacturing, waste discharge or disposal processes and purchasing higher cost equipment or materials.

In 2003, the European Union ("EU") adopted mandatory restrictions on the use of certain hazardous substances including, but not limited to, cadmium, lead and mercury. The deadline to comply with these restrictions was July 1, 2006. Other countries, including those in Asia, have adopted voluntary programs or are considering legislation to restrict or prohibit the use of certain hazardous substances. We also anticipate that more stringent environmental rules and regulations will come in effect in the future. We have transitioned the manufacturing process of most of our products to eliminate the use of these hazardous substances which are currently prohibited. However, some of our products may still contain lead and other prohibited hazardous substances which continue to be sold under certain authorized exemptions. If our products do not meet the EU's or our customer's restriction on the use of certain hazardous substances or similar restrictions by other countries which may enact such legislation, it would preclude us from selling products containing these substances to customers in these affected locations, and our customers will find alternate suppliers. This could materially impact our results of operations and financial condition. Additionally, we still maintain products in our inventory which contain these substances based on forecasted demand from certain customers. We periodically write off any quantities of such products that are in excess of forecasted demand. Should we be unable to sell any such products remaining in our inventory to locations or customers which do not have such restrictions or if customers revise purchase orders to reduce order quantities of products containing lead and other hazardous substances, we would have to write such inventory off as obsolete. This could materially adversely impact our results of operations. In addition to the above, should we ship product with restrictions on the use of certain hazardous substances into countries which prohibit such substances, we may be subject to fines from government authorities and damage claims from customers. Such fines and damage claims could materially adversely impact our results of operations.

In addition, should we be required to use additional outside subcontractors, due to any environmental restrictions on certain of our products, there can be no guarantee that we would be able to locate an acceptable vendor or successfully transfer the manufacturing of the products containing hazardous substances once an acceptable vendor were located. Our inability to locate an acceptable vendor or effectively transfer production could have a material adverse effect on our results of operations.

Protection of Proprietary Information and Intellectual Property Indemnification

We rely upon both know-how and patents to develop and maintain our competitive position. There can be no assurance that others will not develop or patent similar technology, reverse engineer our products or that the confidentiality agreements upon which we rely will be adequate to protect our interests. Moreover, the laws of foreign countries generally do not protect proprietary rights to the same extent as the United States, and we may encounter problems in protecting our proprietary rights in those foreign countries. Other companies have obtained patents covering a variety of semiconductor designs and processes, and we might be required to obtain licenses under some of these patents or be precluded from making and selling the infringing products, if these patents are found to be valid. There can be no assurance that we would be able to obtain licenses, if required, upon commercially reasonable terms or at all.

From time to time, we have received, and in the future may receive, notice of claims of infringement by our products on intellectual property rights of third parties. If one or more of our products or processes were determined to infringe on any such intellectual property rights of a third party, a court might enjoin us from further manufacture and/or sale of the affected products. We would then need to obtain a license from the holders of the rights and/or to re-engineer our products or processes in such a way as to avoid the alleged infringement. In the past, it has been common in the semiconductor industry for patent holders to offer licenses on reasonable terms and rates. Although the practice of offering licenses appears to be generally continuing, in some situations, typically where the patent directly relates to a specific product or family of products, patent holders have refused to grant licenses. In any of those cases, there can be no assurance that we would be able to obtain any necessary license on commercially reasonable terms acceptable to us or at all or that we would be able to re-engineer our products or processes to avoid infringement. An adverse result in litigation arising from such a claim could involve an injunction to prevent the sales of a material portion of our products, the reduction or elimination of the value of related inventories and the assessment of a substantial monetary award for damages related to past sales, all of which could have a material adverse effect on our results of operations and financial condition.

We provide intellectual property indemnification for certain customers, distributors, suppliers and subcontractors for attorney fees and damages and costs awarded against these parties in certain circumstances in which our products are alleged to infringe third party intellectual property rights, including patents, registered trademarks and copyrights. In certain cases, there are limits on and exceptions to our potential liability for indemnification relating to intellectual property infringement claims. We cannot estimate the amount of potential future payments, if any, that we might be required to make as a result of these agreements. To date, we have not been required to pay significant amounts for intellectual property indemnification claims. However, there can be no assurance that we will not have significant financial exposure under those intellectual property indemnification obligations.

Enterprise Resource Planning System

We currently expect to implement a new enterprise resource planning ("ERP") system as part of our ongoing efforts to improve and strengthen our operational and financial processes and our reporting systems. Any difficulties encountered in the implementation or operation of our new ERP system or any difficulties in the operation of our current ERP system could cause us to fail to meet customer demand for our product or could delay our ability to meet our financial reporting obligations which, in turn, could materially adversely affect our results of operations.

Global Economic and Political Conditions

Our business is increasingly dependent on the global economy. Any global events impacting the world economy or specific regions of the world, such as political instability or terrorist activity, could impact economic activity which, in turn, could lead to a contraction of customer demand or a disruption in our operations. In the past, our assembly contractors in Malaysia, South Korea, Thailand and the Philippines have been impacted by political disorders, labor disruptions, criminal activities and natural disasters. We have been affected by these problems in the past and none has materially affected our results of operations to date. However, similar problems in the future or not-yet-materialized consequences of past problems, could affect deliveries of our product to our customers, possibly resulting in substantially delayed or lost sales and/or increased expenses. The occurrence of political conflicts or economic crises in countries where our sort, assembly, test, shipping operations and manufacturing subcontractors or distribution channels or customers are located could materially adversely affect our financial condition and results of operations.

Natural Disasters

We operate our business in worldwide locations. Our facilities in California, which include our corporate, research and manufacturing facilities, are in close proximity to known earthquake fault zones. In addition, our locations in Southeast Asia are susceptible to damage from earthquakes, tsunamis and other natural disasters. In the event of a natural disaster, we may suffer a disruption in our operations which could adversely affect our results of operations.

Insurance

We are primarily self-insured with respect to most of our risks and exposures. Based on management's assessment and judgment, we have determined that it is generally more cost effective to self-insure these risks. The risks and exposures we self-insure include, but are not limited to, fire, property and casualty, natural disasters, product defects, political risk, general liability, theft, counterfeits, patent infringement, certain employment practice matters and medical benefits for the vast majority of our domestic (United States) employees. We also maintain insurance contracts with independent insurance companies that provide certain of our employees with health (medical and dental) benefits, worker's compensation coverage, long-term disability income coverage, life insurance coverage and fiduciary insurance coverage for employee and Company funds invested under the Employee Retirement Income and Security Act. In addition, we maintain officer and director liability coverage and certain property insurance contracts with independent insurance companies. Should there be catastrophic loss from events such as fires, explosions or earthquakes or other natural disasters, among many other risks, or adverse court or similar decisions in any area in which we are self-insured, our financial condition, results of operations and liquidity may be materially adversely affected.

Product Liability

We warrant our products to our customers generally for one year from the date of shipment, but in certain cases for longer periods. Warranty expense to date has been minimal. In certain cases, which are becoming more commonplace, our product warranty may include significant financial responsibility beyond the cost of replacing the product. In the event that significant warranty claims in excess of historical levels are incurred, our results of operations could be materially adversely impacted.

We face an inherent risk of exposure to product liability suits in connection with reliability problems which may be experienced by our customers. Our products are used by varying industries which include the automotive and medical industries. Failure of our products to perform to specifications could lead to substantial damage to both the end product in which our device has been placed and to the user of such end product. If a product liability claim is brought against us, the cost of defending the claim could be significant and any adverse determination could have a material adverse effect on our results of operations.

We manufacture and sell products into many global jurisdictions where our efforts to contractually limit liability for certain damages, including consequential, indirect and non-proximately caused damages may not be enforceable or may found by a court to not apply in a particular situation. As we continue to partner with certain customers we may be required to accept increasing exposure for liability including product liability. We believe these relationships with key customers will continue to increase. We continue to attempt to structure our relationships to reduce such liability exposures. Additionally, we attempt to mitigate these exposures through our Quality Assurance developing and maintaining closer working relationships with our critical customers. Claims for damages arising in such liability claims could materially impact the Company financially. Should we choose to not enter such relationships, our revenues and financial operations could be materially affected.

Customer Supply Agreements

We enter into contracts with certain customers whereby we commit to supply quantities of specified parts at a predetermined scheduled delivery date. The number of such arrangements continues to increase as this practice becomes more commonplace. Should we be unable to supply the customer with the specific part at the quantity and product quality desired on the scheduled delivery date, the customer may incur additional production costs. In addition, the customer may incur lost revenues due to a delay in receiving the parts necessary to have the end-product ready for sale to its customers or due to product quality issues which may arise. Under the customer supply agreements, we may be liable for direct additional production costs or lost revenues. If products were not shipped on time or were quality deficient, we may be liable for resulting damages. Such liability, should it arise, and/or our inability to meet these commitments to our customers may have a material adverse impact on our results of operations and financial condition and would damage our relationship, reputation and goodwill with the affected customers.

Vendor Managed Inventory

We enter into arrangements with certain original equipment manufacturers ("OEMs") and Electronic Manufacturing Services ("EMS") partners to consign quantities of certain products within close proximity of the OEMs and EMS partners' manufacturing location. The inventory is physically segregated at these locations and we retain title and risk of loss related to this inventory until such time as the OEM or EMS partner pulls the inventory for use in their manufacturing process. Once the inventory is pulled by the OEM or EMS partner, title and risk of loss pass to the customer, at which point we relieve inventory, recognize revenue and the related cost of goods sold. The specific quantities to be consigned are based on a forecast provided by the OEM or EMS partner. Generally, the arrangements with the OEMs and EMS partners provide for transfer of title and risk of loss once product has been consigned for a certain length of time.

We believe these arrangements will continue to grow in terms of number of customers and products and will increase in proportion to consolidated net revenues. It is our belief that revenues from such arrangement will eventually become significant to consolidated net revenues. Should we be unable or unwilling to enter into such agreements as requested by OEMs or EMS partners, our results of operations may be materially adversely impacted. Should we be unable to supply the specific product and quantity needed by the OEM or EMS partner as reflected in their forecast, we may be liable for damages, including but not limited to, lost revenues and increased production costs which could have a material adverse impact on our results of operations and financial condition. Should we supply product in excess of the OEMs or EMS partners actual usage, any inventory not consumed may become excess or obsolete which would result in an inventory write off that could materially adversely affect our results of operations.

Volatility of Stock Price

The market price of our common stock has fluctuated significantly. In the future, the market price of our common stock could be subject to significant fluctuations due to general economic and market conditions and in response to quarter-to-quarter variations including but not limited to the following:

- our anticipated or actual result of operations;
- announcements or introductions of new products by us or our competitors;
- anticipated or actual operating results of our customers, peers or competitors;
- technological innovations or setbacks by us or our competitors;
- conditions in our four major markets;
- the commencement or outcome of litigation or governmental investigations;
- change in ratings and estimates of our performance by securities analysts;
- announcements of merger or acquisition transactions;
- announcement of a transaction in which employees may exchange their under-water stock options for new equity, cash or a combination of new equity or cash;
- dividend changes;
- changes in our capital structure, including any decision we make in regard to the repurchase of our common stock;
- management changes;
- our inclusion in certain stock indices;
- our inclusion in a national stock exchange;
- our ability to maintain compliance with the SEC reporting requirements; and
- other events or factors beyond our control.

The stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, particularly semiconductor companies. In some instances, these fluctuations appear to have been unrelated or disproportionate to the operating performance of the affected companies. Any such fluctuation could harm the market price of our common stock.

Taxes

A number of factors may increase our future effective tax rates, including:

- the jurisdictions in which profits are determined to be earned and taxed;
- the resolution of issues arising from tax audits with various tax authorities;
- changes in the valuation of our deferred tax assets and liabilities;
- adjustments to estimated taxes upon finalization of various tax returns;
- increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairments of goodwill in connection with acquisitions;
- changes in available tax credits;
- changes in share-based compensation;

- changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and
- the repatriation of non-U.S. earnings for which we have not previously provided for U.S. taxes.

We are subject to taxation in various countries and jurisdictions. Significant judgment is required to determine tax liabilities on a worldwide basis. Our future tax rates could be affected by various changes in the composition of earnings in countries with different tax rates, changes in the valuation of our deferred tax assets and liabilities, or changes in the tax laws.

Any significant increase in our future effective tax rates could reduce net income for future periods and may materially adversely impact our results from operations.

Potential Income Tax Liabilities Under Section 409A of the Internal Revenue Code and Other Tax Penalties

As a result of our investigation into our historical stock option granting practices, we have determined that a number of our outstanding stock option awards were granted at exercise prices below the fair market value of our stock on the appropriate accounting measurement date. The primary adverse tax consequence is that the re-measured options vesting after December 31, 2004, or options that are materially modified after October 3, 2004, are potentially subject to option holder excise tax under Section 409A of the Internal Revenue Code (and, as applicable, similar excise taxes under state law or foreign law). Option holders who hold options which are determined to have been granted with exercise prices below the fair market value of the underlying shares of common stock on the appropriate measurement date would be subject to taxes, penalties and interest under Section 409A if no action is taken to cure the options from exposure under Section 409A before December 31, 2008. We took action in fiscal year 2008 to cure certain options from exposure under Section 409A. There can be no assurance that such action cured all potential circumstances in which Section 409A would apply. Should it be found that excise taxes under Section 409A apply to option holders subsequent to our ability to cure the options from exposure to Section 409A, and we decide to reimburse option holders for such taxes, our results of operations may be materially adversely affected.

Also as a result of our investigation into equity awards, we have determined that certain payroll taxes, interest and penalties apply under various sections of the Internal Revenue Code, various state tax statutes, and tax statutes in various foreign jurisdictions. Maxim has reviewed these potential liabilities and accrued the estimated probable of amount of the liability. There can be no assurance that Maxim's accruals covered all potential circumstances in which additional payroll taxes, interest and penalties would apply. Should it be found that additional payroll taxes, interest and penalties would apply, our results of operations may be materially adversely affected.

Foreign Trade and Currency Fluctuations

We conduct our manufacturing and other operations in various worldwide locations. A portion of operating costs and expenses at foreign locations are paid in local currencies. Many of the materials used in our products and much of the manufacturing process for our products are supplied by foreign companies or by our foreign operations, such as our test operations in the Philippines and Thailand. Approximately 80%, 77% and 78% of our net revenues in fiscal years 2008, 2007 and 2006 were shipped to foreign locations. Accordingly, both manufacturing and sales of our products may be adversely affected by political or economic conditions abroad. In addition, various forms of protectionist trade legislation are routinely proposed in the United States and certain foreign countries. A change in current tariff structures or other trade policies could adversely affect our foreign manufacturing or marketing strategies. Currency exchange fluctuations could also increase our operating costs and the cost of components manufactured abroad, and the cost of our products to foreign customers or decrease the costs of products from our foreign competitors.

We are subject to U.S. Customs and Export Regulations, including U.S. International Traffic and Arms Regulations and similar laws, which collectively control import, export and sale of technologies by U.S.

companies. Failure to comply with such regulations may result in civil and criminal enforcement, including monetary fines and possible injunctions against shipment of product, which could have a material adverse impact on our results of operations and financial condition.

Dependence on Key Personnel

Our success depends to a significant extent upon the continued service of our chief executive officer, our other executive officers, and key management and technical personnel, particularly our experienced engineers and business unit managers, and on our ability to continue to attract, retain, and motivate qualified personnel. The competition for such employees is intense. We believe our ability to attract, retain and motivate qualified personnel has not been significantly affected by the consequences of the independent stock option review including, but are not limited to, the inability to allow exercise of employee stock options and restricted stock units, inability to participate in the Employee Stock Purchase Plan, delisting of our common stock from trading on NASDAQ and unavailability of financial information regarding our financial performance.

The loss of the services of one or several of our executive officers could have a material adverse effect on us. In addition, there could be a material adverse effect on us should the turnover rates for engineers and other key personnel increase significantly or should we be unable to continue to attract, motivate and retain qualified personnel. Should we lose an engineer who is key to a project's completion during the course of a particular project, the project's completion may be delayed. This delay could negatively affect customer relationships and goodwill and could have a material adverse effect on our results of operations.

We do not maintain any key person life insurance policies on any of our officers or employees.

We are planning to offer our employees the opportunity to exchange their stock options which have an exercise price greater than the Company's stock price ("under-water stock options") for equity, cash or some combination thereof, subject to all required approvals. If we are unable to complete such an exchange transaction, it may result in the loss of services of key personnel, low morale and decreased productivity.

Senior Management Changes; Reduced Productivity of New Hires

During fiscal years 2007 and 2008, we experienced significant change in our senior management team and we may continue to experience such changes. Our former Chief Executive Officer ("CEO") and our former chief financial officer ("CFO") no longer served the Company in any capacity after January 2007. They were immediately replaced by Mr. Doluca, former group president, as the new CEO and member of the Board of Directors and Alan P. Hale, Vice President of Maxim and former chief financial officer of Dallas Semiconductor (acquired by Maxim in fiscal 2001) as Interim Chief Financial Officer and Principal Accounting Officer. In addition, a number of other members of the senior management team were promoted to new roles during fiscal year 2007, principally Matthew Murphy to Vice President of Worldwide Sales and Vijay Ullal to Group President. Later, in September 2007, Mr. Bruce Kiddoo joined the Company as Vice President of Finance. Following the completion of the Company's restatement of previously filed financial statements, Mr. Kiddoo will be appointed Chief Financial Officer and Principal Accounting Officer of the Company.

For new employees or changes in senior management, there may be reduced levels of productivity as recent additions or hires are trained or otherwise assimilate and adapt to our organization and culture. Further, this turnover may also make it difficult to execute on our business plan and achieve our planned financial results.

Internal Controls Over Financial Reporting

Material weaknesses existed in our internal controls over financial reporting related to our not maintaining an effective control environment and, separately, not maintaining effective controls over our stock option practices and the related accounting for stock option transactions, which are discussed in further detail in

Item 9A — Controls and Procedures. As a result of these material weaknesses, our systems of internal controls failed to timely prevent or detect errors which had a material adverse effect on our financial condition and results of operations. There can be no assurance that subsequent to the filing date of this Annual Report on Form 10-K that additional material weaknesses will not be identified which will have a material adverse effect on our financial statements.

Potential Dilutive Effect of Additional Stock Issuance

We have a significant number of authorized but unissued shares of our common stock available. These shares will provide us with the flexibility to issue our common stock for proper corporate purposes, which may include making acquisitions through the use of stock, adopting additional equity incentive plans and raising equity capital. Any issuance of our common stock may result in immediate dilution of our stockholders.

Anti-Takeover Provisions

Our certificate of incorporation permits our Board of Directors to authorize the issuance of up to 2,000,000 shares of preferred stock and to determine the rights, preferences and privileges and restrictions applicable to such shares without any further vote or action by our stockholders. Any such issuance might discourage, delay or prevent a hostile change in control of our company.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters is located in Sunnyvale, California. Manufacturing and other operations are conducted in several locations worldwide. The following table provides certain information regarding our principal owned general offices and manufacturing facilities at June 28, 2008:

Owned Property Location	Use(s)	Approximate Floor Space (sq. ft.)
Sunnyvale, California	Corporate headquarters, office space, engineering, manufacturing, administration, customer services and other	342,000
San Jose, California	Wafer fabrication, office space and administration	78,000
N. Chelmsford, Massachusetts	Engineering, office space and administration	30,000
Beaverton, Oregon	Wafer fabrication, engineering, office space and administration	222,000
Hillsboro, Oregon	Engineering, manufacturing, office space and administration	325,000
Dallas, Texas	Dallas Semiconductor headquarters, office space, engineering, manufacturing, administration, wafer fabrication, customer service, warehousing, shipping and other	657,000
Irving, Texas	Wafer fabrication space, office space and administration	622,000
San Antonio, Texas	Wafer fabrication, office space and administration	381,000
Cavite, the Philippines	Manufacturing, engineering, administration, office space, customer service, shipping and other	237,000
Batangas, the Philippines	Manufacturing, engineering, office space and other	78,000
Chonburi Province, Thailand	Manufacturing, engineering, administration, office space, customer service, shipping and other	144,000
Chandler, Arizona	Office space and engineering	65,000

We purchased land in Bangalore, India in fiscal year 2005. In fiscal year 2006, we purchased land in Batangas, the Philippines, and commenced construction of a module assembly facility at this location. We completed construction of the facility in fiscal year 2007. In addition, we purchased land and a building, located in Sunnyvale, California in fiscal year 2007. We occupied the building in fiscal year 2007 and are using it as engineering, manufacturing and administration space. In May 2007, we announced that we had acquired land and a building in Irving, Texas for future capacity requirements. This facility is not currently operational and will be idle until such time as we need the additional wafer manufacturing capacity. We also purchased a facility in Chandler, Arizona in May 2007; we utilize 25,000 square feet of the facility for engineering and office space and lease the remainder to tenants. We purchased land in Thailand in fiscal year 2008.

In addition to the property listed in the above table, we also lease sales, engineering and manufacturing offices and other premises at various locations in the United States and overseas under operating leases, none of which are material to our future cash flows. These leases expire at various dates through 2014. We anticipate no difficulty in retaining occupancy of any of our manufacturing, office or sales facilities through lease renewals prior to expiration or through month-to-month occupancy or in replacing them with equivalent facilities.

We expect these facilities to be adequate for our business purposes through at least the next 12 months.

ITEM 3. LEGAL PROCEEDINGS

Stock Option Litigation

Beginning on or about May 22, 2006, several derivative actions were filed against certain current and former executive officers and directors of the Company. These derivative lawsuits were filed in: (1) the U.S. District Court for the Northern District of California, as In re Maxim Integrated Products, Inc. Derivative Litigation, Lead Case No. 5:06-cv-03344-JW, which consolidates McKinney v. Beck, et al. (Case No. 06-3344) and Horkay v. Beck, et al. (Case No. 06-3395), City of Pontiac Policemen's and Firemen's Retirement System v. Hood, et al. (Case No. 06-03754) and Corey v. Gifford, et al. (Case No. 06-03755); (2) the California Superior Court, Santa Clara County, as Louisiana Sheriffs' Pension & Relief Fund v. Gifford et al. (Case No. 1-06-CV-065626); and (3) the Delaware Court of Chancery, as Ryan v. Gifford, et al. (Case No. Civ 2213-N). The complaints allege, among other things, that certain of our current and former executive officers and directors breached their fiduciary duties to us by engaging in alleged wrongful conduct of back-dating stock options as well as violating Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company is named solely as a nominal defendant against whom the plaintiffs seek no recovery.

The parties to the Delaware derivative litigation entered into a stipulated settlement agreement on September 16, 2008, conditioned upon approval of the Delaware Court of Chancery and subject to dismissal of all other pending derivative lawsuits. Currently, there is no trial date scheduled in any of the other actions.

On February 6, 2008, a class action lawsuit was filed in the United States District Court for the Northern District of California against us and our former chief executive officer and former chief financial officer. The complaint alleges that we and certain of our officers and directors violated the federal securities laws by making false and misleading statements and omissions relating to the grants of stock options. The complaint seeks, on behalf of persons who purchased our common stock during the period from April 29, 2003 to January 17, 2008, unspecified damages, interest and costs and expenses, including attorneys' fees and disbursements. The action has been stayed pending completion of the restatement of our consolidated financial statements.

Stock Option Inquiry by Regulatory Authorities

On June 6, 2006, the Company was contacted by the SEC regarding an informal inquiry relating to the Company's past stock options grants and practices. On December 4, 2007, the Company settled the matter with the SEC without admission of any guilt or wrongdoing and without any assessment of penalties against the

Company. On June 29, 2006, the Company received a subpoena from the U.S. Attorney for the Northern District of California ("U.S. Attorney") requesting documents relating to its stock option grants and practices. The Company cooperated with the U.S. Attorney and was informed that the U.S. Attorney's office does not intend to pursue the matter.

Other Legal Proceedings

In the third quarter of fiscal year 2007, we settled ongoing litigation involving trade secret allegations brought by Analog Devices, Inc. ("ADI") against us, and certain of our employees, relating to analog to digital converters. Under the terms of the settlement agreement, we paid ADI $19.0 million in fiscal 2007, which amount was accrued in the fourth quarter of fiscal year 2006. We also agreed that for a four year period from the date of settlement, we will not develop new standalone analog to digital converters having certain specified resolutions, speeds and purposes. This restriction does not include the use of analog to digital converters when embedded on the same die with a more comprehensive device, system or functionality.

In December 2005, Master Chips bvba ("Master Chips"), a former distributor of the Company's products in Belgium, filed a demand for arbitration against the Company before the International Court of Arbitration of the International Chamber of Commerce alleging that the Company failed to give adequate advance notice to Master Chips of termination of the distribution agreement under Belgian law and that the Company failed to pay Master Chips commissions on part sales (Case No. 14 123 RCH/JHN). Master Chips sought the recovery of the alleged value of their entire business at the time of termination which they claimed exceeded $12 million and an unspecified amount for the alleged underpayment of commissions. In response to the arbitration demand, we asserted a claim against Master Chips alleging that we over-paid commissions on part sales. In July 2008, the arbitrator issued a final award awarding Master Chips approximately $9.1 million on all claims. The Company accrued for this award in fiscal year 2006.

Following the issuance of the partial arbitration award and before the issuance of the final award, in March 2008 the Company filed a petition to vacate the arbitration award in the U.S. District Court for the Northern District of California alleging that the interim award, along with the final award when so issued, should be vacated (C 08-00721 JW). In its answer, Master Chips asserted that the partial award (along with any final award) should not be vacated and filed a cross-petition to confirm the arbitration award. In August 2008, the Court denied the Company's petition to vacate the arbitration award and confirmed the arbitration award.

In addition to the above, we are subject to other legal proceedings and claims that arise in the normal course of our business. We do not believe that the ultimate outcome of matters arising in the normal course of our business will have a material adverse effect on the financial position of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock had been traded on the NASDAQ National Market ("NASDAQ"), under the symbol, MXIM, since our initial public offering in 1988 until October 2, 2007. Our common stock is currently quoted on the over the counter Pink OTC Markets under the symbol, MXIM.PK. For information regarding the suspension and delisting of our common stock from NASDAQ, please see Item 3 — Legal Proceedings. At July 1, 2008, there were 1,121 stockholders of record of our common stock as reported by Computershare.

The following table sets forth the range of the high and low closing prices by quarter for fiscal years 2008 and 2007:

	High	Low
Fiscal Year 2008		
First Quarter	$35.16	$28.21
Second Quarter	$29.61	$22.56
Third Quarter	$26.48	$17.13
Fourth Quarter	$23.90	$19.18
Fiscal Year 2007		
First Quarter	$32.67	$26.49
Second Quarter	$33.04	$27.73
Third Quarter	$33.63	$30.18
Fourth Quarter	$33.90	$28.86

The following table sets forth the dividends paid per share for fiscal years 2008 and 2007:

	Fiscal Years	
	2008	2007
First Quarter	$0.1875	$0.156
Second Quarter	$0.1875	$0.156
Third Quarter	$0.1875	$0.156
Fourth Quarter	$0.1875	$0.156

Issuer Purchases of Equity Securities

From fiscal year 2002 through 2006, the Board of Directors authorized the Company to repurchase up to 53.5 million shares of the Company's common stock from time to time at the discretion of the Company's management. All shares repurchased during fiscal year 2006 and during the three months ended September 23, 2006 were pursuant to the above authorized share repurchase programs, which have no expiration date. The number of shares to be repurchased and the timing of such repurchases will be based on several factors, including the price of our common stock, general market and business conditions and other factors.

During the three months ended September 23, 2006, we repurchased 2.1 million shares of our common stock for $60.8 million. As of June 28, 2008, approximately 5.7 million shares remained available for repurchase under the repurchase authorizations, which have no expiration date. In connection with the stock options investigation, we suspended repurchases of stock under this program as of September 23, 2006.

Stock Performance Graph

The following line chart compares the cumulative total return on our common stock with the cumulative total return on the NASDAQ Composite Stock Index and NASDAQ Electronic Components Index. The graph assumes $100 invested at the indicated starting date in each of the market indices, with the reinvestment of all dividends.

Comparison of Cumulative Five Year Total Return


$200
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
Maxim Integrated Products, Inc.
NASDAQ Composite
NASDAQ Electronic Components

$100 invested on 6/28/03 in stock or 6/30/03 in index-including reinvestment of dividends.
Indexes calculated on month-end basis.

Cumulative total returns are as follows:

	Base Year	Fiscal Year Ended				
	June 28, 2003	June 26, 2004	June 25, 2005	June 24, 2006	June 30, 2007	June 28, 2008
Maxim Integrated Products, Inc.	100.00	151.16	112.87	93.43	97.07	62.64
NASDAQ Composite	100.00	129.09	127.97	136.00	164.15	142.67
NASDAQ Electronic Components	100.00	128.86	116.61	111.27	131.28	118.83

ITEM 6. SELECTED FINANCIAL DATA

Set forth below is a summary of certain consolidated financial information with respect to the Company as of the dates and for the periods indicated. The data set forth below as of June 28, 2008 and June 30, 2007 and for each of the three years in the period ended June 28, 2008 are derived from and should be read in conjunction with, and are qualified by reference to, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 — Financial Statements and Supplementary Data, and notes thereto included elsewhere in this Form 10-K. The following selected financial data as of June 24, 2006, June 25, 2005 and June 26, 2004 and for each of the two years in the period ended June 25, 2005 is derived from our consolidated financial statements not included herein.

	Fiscal Year Ended				
	June 28, 2008	June 30, 2007	June 24, 2006	June 25, 2005	June 26, 2004
	(Amounts in thousands, except percentages and per share data)				
Consolidated Statements of Income Data:					
Net revenues	$2,052,783	$2,009,124	$1,856,945	$1,671,734	$1,440,582
Cost of goods sold	814,395	792,697	638,547	499,716	480,244
Gross margin	$1,238,388	$1,216,427	$1,218,398	$1,172,018	$ 960,338
Gross margin %	60.3%	60.5%	65.6%	70.1%	66.7%
Operating income	$ 426,053	$ 352,413	$ 525,499	$ 668,769	$ 424,873
% of net revenues	20.8%	17.5%	28.3%	40.0%	29.5%
Income before cumulative effect of a change in accounting principle	$ 317,725	$ 286,227	$ 386,058	$ 462,277	$ 305,610
Cumulative effect of a change in accounting principle, net of tax of $1,039	—	—	1,643	—	—
Net income	$ 317,725	$ 286,227	$ 387,701	$ 462,277	$ 305,610
Earnings per share:					
Basic:					
Before cumulative effect of a change in accounting principle	$ 0.99	$ 0.89	$ 1.19	$ 1.42	$ 0.94
Cumulative effect of a change in accounting principle	—	—	0.01	—	—
Basic net income per share	$ 0.99	$ 0.89	$ 1.20	$ 1.42	$ 0.94
Diluted:					
Before cumulative effect of a change in accounting principle	$ 0.98	$ 0.87	$ 1.14	$ 1.35	$ 0.88
Cumulative effect of a change in accounting principle	—	—	—	—	—
Diluted net income per share	$ 0.98	$ 0.87	$ 1.14	$ 1.35	$ 0.88
Shares used in the calculation of earnings per share:					
Basic	320,553	320,434	323,460	326,239	326,731
Diluted	325,846	329,883	338,627	342,466	348,308
Dividends declared per share	$ 0.750	$ 0.624	$ 0.475	$ 0.380	$ 0.320

	As of				
	June 28, 2008	June 30, 2007	June 24, 2006	June 25, 2005	June 26, 2004
	(Amounts in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$1,013,119	$ 577,068	$ 422,333	$ 185,551	$ 126,905
Short-term investments	205,079	722,286	920,317	1,289,141	948,879
Total cash, cash equivalents and short-term investments	$1,218,198	$1,299,354	$1,342,650	$1,474,692	$1,075,784
Working capital	$1,627,406	$1,615,669	$1,557,755	$1,652,990	$1,279,950
Total assets	$3,708,390	$3,606,784	$3,286,537	$3,059,939	$2,631,912
Stockholders' equity	$3,147,811	$3,131,934	$2,775,489	$2,685,505	$2,233,814

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our Consolidated Financial Statements and notes thereto included in Part II, Item 8 of this report and the risk factors included in Part I, Item 1A of this report, as well as forward-looking statements and other risks described herein and elsewhere in this report, before making an investment decision regarding our common stock.

Overview

We are a global company with manufacturing facilities in the United States, testing facilities in the Philippines and Thailand, and sales offices and design centers throughout the world. We design, develop, manufacture and market linear and mixed-signal integrated circuits, commonly referred to as analog circuits, for a large number of geographically diverse customers and are incorporated in the state of Delaware. We also provide a range of high-frequency process technologies and capabilities that can be used in custom designs. The analog market is fragmented and characterized by many diverse applications, a great number of product variations and, with respect to many circuit types, relatively long product life cycles. The major end-markets in which we sell our products are the communications, computing, consumer and industrial markets.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results of operations, and that require us to make our most difficult and subjective accounting judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical accounting policies include revenue recognition, which impact the recording of revenues, valuation of inventories, which impacts costs of goods sold and gross margins, the assessment of recoverability of long-lived assets, which impacts write-offs of fixed assets, assessment of recoverability of intangible assets and goodwill, accounting for stock-based compensation, which impacts cost of goods sold, gross margins and operating expenses, accounting for income taxes, which impacts the income tax provision, and assessment of litigation contingencies, which impacts charges recorded in cost of goods sold, selling, general and administrative expenses and income taxes. These policies and the estimates and judgments involved are discussed further below. We have other significant accounting policies that either do not generally require estimates and judgments that are as difficult or subjective, or it is less likely that such accounting policies would have a material impact on our reported results of operations for a given period. Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements.

Revenue Recognition

We recognize revenue for sales to direct customers and sales to international distributors upon shipment, provided that persuasive evidence of a sales arrangement exists, the price is fixed or determinable, risk of loss has transferred, collectibility of the resulting receivable is reasonably assured, there are no customer acceptance requirements and we do not have any significant post-shipment obligations. We estimate returns for sales to direct customers and international distributors based on historical returns rates applied against current period gross revenues. Specific customer returns and allowances are considered within this estimate.

Sales to certain U.S. distributors are made pursuant to agreements allowing for the possibility of certain sales price rebates and for non-warranty product return privileges. The non-warranty product return privileges include allowing certain U.S. distributors to return a small portion of our products in their inventory based on their previous 90 days of purchases. Given the uncertainties associated with the levels of non-warranty product returns and sales price rebates that could be issued to U.S. distributors, we defer recognition of such revenue and related cost of goods sold until the product is sold by the U.S. distributors to their end customers. Accounts receivable from direct customers, domestic distributors and international distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment at which point we have a legally enforceable right to collection under normal terms. Accounts receivable related to consigned inventory is recognized when the customer take possession of such inventory from its consigned location at which point inventory is relieved, title transfers, and we have a legally enforceable right to collection under the terms of our agreement with the related customers.

We make estimates of potential future returns and sales allowances related to current period product revenue. Management analyzes historical returns, changes in customer demand and acceptance of products when evaluating the adequacy of returns and sales allowances. Estimates made by us may differ from actual returns and sales allowances. These differences may materially impact reported revenue and amounts ultimately collected on accounts receivable. Historically, such differences have not been material. At June 28, 2008 and June 30, 2007, the Company had $12.1 million and $12.4 million accrued for returns and allowances, respectively. During fiscal years 2008 and 2007, the Company recorded $66.0 million and $79.2 million for estimated returns and allowances against revenues, respectively. These amounts were offset by $66.3 million and $80.9 million actual returns and allowances given during fiscal years 2007 and 2006, respectively.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in-first-out basis, or market value. Our standard cost revision policy is to continuously monitor manufacturing variances and revise standard costs when necessary. Because of the cyclical nature of the market, inventory levels, obsolescence of technology, and product life cycles, we generally write down inventories to net realizable value based on 12 months forecasted product demand. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should inventory write downs beyond those initially recorded become necessary. Alternatively, should actual demand and market conditions be more favorable than those estimated by us, gross margin could be favorably impacted. Historically, such differences have not been material. During fiscal years 2008, 2007 and 2006, we had inventory write downs of $38.1 million, $35.6 million and $9.0 million, respectively, due primarily to inventory in excess of forecasted demand.

Long-Lived Assets

We evaluate the recoverability of property, plant and equipment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property, plant and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property, plant and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful lives against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property, plant and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and the remaining economic lives of our property, plant and equipment could differ from our estimates used in assessing the recoverability of these assets. These differences could result in impairment charges, which could have a material adverse impact on our results of operations. We recorded $10.2 million impairment of long-lived assets due to the transfer of some production from our San Jose, California wafer manufacturing facility to an independent wafer manufacturing facility in fiscal year 2007. Actual results and the remaining economic lives of our property, plant and equipment did not vary materially from our estimates used in assessing the recoverability of these assets.

Intangible Assets and Goodwill

We account for intangible assets, in accordance with SFAS No. 144, which requires impairment losses to be recorded on intangible assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in the semiconductor industry, are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices or (ii) discounted expected future cash flows utilizing a discount rate consistent with the guidance provided in Financial Accounting Standards Board ("FASB") Concepts Statement No. 7, *Using Cash Flow Information and Present Value in Accounting Measurements*, or Concepts Statement 7. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* or SFAS 142, we test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter or more frequently if we believe indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. We generally determine the fair value of our reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill.

Stock-Based Compensation

Effective June 26, 2005, we adopted the fair value recognition provision of SFAS No. 123(R) (revised 2004) Share-Based Payment ("SFAS 123(R)"). SFAS 123(R) requires the recognition of the fair value of stock-based compensation for all stock-based payment awards, including grants of stock options and other awards made to our employees and directors in exchange for services, in the income statement. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards ultimately expected to vest and is recognized as an expense, on a straight-line basis, over the requisite service period. We use the Black-Scholes valuation model to measure the fair value of our stock-based awards utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility, dividend yield and forfeiture rates. SFAS 123(R) also requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates. The assumptions we use in the valuation model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

Higher volatility and longer expected lives result in an increase to share-based compensation determined at the date of grant. The effect that changes in the volatility and the expected life would have on the weighted average fair value of option awards and the increase in total fair value during fiscal years 2008 and 2007 were as follows:

	Fiscal Year 2008		Fiscal Year 2007	
	Weighted Average Fair Value (1) per share	Increase in Total Fair Value (1) (in millions)	Weighted Average Fair Value (1) per share	Increase in Total Fair Value (1) (in millions)
As reported	$8.59		$ 9.17	
Hypothetical				
Increase expected volatility by 5 percent points (2)	$9.54	$1.5	$10.30	$5.6
Increase expected life by 1 year	$9.01	$0.7	$ 9.78	$3.1

(1) Amounts represent the hypothetical increase in the total fair value determined at the date of grant, which would be amortized over the service period, net of estimated forfeitures.

(2) For example, an increase from the 38% reported volatility for fiscal year 2008 to a hypothetical 43% volatility

The Company previously applied Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and its related interpretations and had adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123* ("SFAS 148").

Accounting for Income Taxes

We must make certain estimates and judgments in the calculation of income tax expense and in the determination of whether deferred tax assets are more likely than not to be realized. The calculation of our income tax expense and income tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations. For fiscal years 2007 and prior, we recognized potential liabilities for anticipated income tax audit issues in the U.S. and other tax jurisdictions based on an estimate of whether, and the extent to which, additional income tax payments are probable and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we recorded a contingent loss in accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS 5"). Although we believe that the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different from what was reflected in our historical income tax provisions and accruals. Such differences could have a material impact on our net income and operating results in the period in which such determination is made.

The Company adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109"* ("FIN 48"), effective at the beginning of fiscal year 2008. FIN 48 prescribes a recognition threshold and measurement framework for financial statement reporting and disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, a tax position is recognized in the financial statements when it is more-likely-than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the recognition threshold is then measured to determine the largest amount of the benefit that is greater than 50% likely of being realized upon settlement. Although we believe that the Company's computation of tax benefits to be recognized and realized are reasonable, no assurance can be given that the final outcome will not be different from what was reflected in our income tax provisions and accruals. Such differences could have a material impact on our net income and operating results in the period in which such determination is made. See Note 15 for further information related to FIN 48.

On an annual basis, we evaluate our deferred tax asset balance for realizability and record a valuation allowance to reduce the net deferred tax assets to the amount that is more likely than not to be realized. In the event it is determined that the deferred tax assets to be realized in the future would be in excess of the net recorded amount, an adjustment to the deferred tax asset valuation allowance would be recorded. This adjustment would increase income, or additional paid in capital, as appropriate, in the period such determination was made. Likewise, should it be determined that all or part of the net deferred tax asset would not be realized in the future, an adjustment to increase the deferred tax asset valuation allowance would be charged to income in the period such determination is made. In assessing the need for a valuation allowance, historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and practicable tax planning strategies are considered. Realization of our deferred tax assets is dependent primarily upon future U.S. taxable income. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require possible material adjustments to deferred tax assets and an accompanying reduction or increase in net income in the period in which such determinations are made.

Litigation and Contingencies

From time to time, we receive notices that our products or manufacturing processes may be infringing the patent or intellectual property rights of others, notices of stockholder litigation or other lawsuits or claims against us. We periodically assess each matter in order to determine if a contingent liability in accordance with SFAS 5, should be recorded. In making this determination, management may, depending on the nature of the matter, consult with internal and external legal counsel and technical experts. We expense legal fees associated with consultations and defense of lawsuits as incurred. Based on the information obtained combined with management's judgment regarding all the facts and circumstances of each matter, we determine whether a contingent loss is probable and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, settlement negotiations which may be ongoing, prior case history and other factors. Should the judgments and estimates made by management be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations. Alternatively, if the judgments and estimates made by management are incorrect and a particular contingent loss does not occur, the contingent loss recorded would be reversed thereby favorably impacting our results of operations.

Pursuant to the Company's charter documents and indemnification agreements, we have certain indemnification obligations to our officers, directors, and certain former officers and directors. Pursuant to such obligations, we have incurred substantial expenses related to legal fees for certain former officers of the Company who are or were subject to pending civil charges by the SEC and other governmental agencies in connection with Maxim's historical stock option granting practices. We have also incurred substantial expenses related to legal fees and expenses advanced to certain current and former officers and directors who are defendants in the civil actions described above. We expense legal fees as incurred.

Results of Operations

The following table sets forth certain Consolidated Statements of Income data expressed as a percentage of net revenues for the periods indicated:

	June 28, 2008	June 30, 2007	June 24, 2006
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	39.7%	39.5%	34.4%
Gross margin	60.3%	60.5%	65.6%
Operating expenses:			
Research and development	28.1%	32.8%	27.7%
Selling, general and administrative	11.4%	10.2%	9.6%
Total operating expenses	39.5%	43.0%	37.3%
Operating income	20.8%	17.5%	28.3%
Interest income and other, net	2.7%	3.0%	2.5%
Income before provision for income taxes and cumulative effect of a change in accounting principle	23.5%	20.5%	30.8%
Provision for income taxes	8.0%	6.3%	10.0%
Income before cumulative effect of a change in accounting principle	15.5%	14.2%	20.8%
Cumulative effect of a change in accounting principle, net of tax	0.0%	0.0%	0.1%
Net income	15.5%	14.2%	20.9%

The following table shows stock-based compensation included in the components of the Consolidated Statements of Income data reported above as a percentage of net revenues for the periods indicated:

	For the Year Ended		
	June 28, 2008	June 30, 2007	June 24, 2006
Cost of goods sold	2.2%	4.0%	3.3%
Research and development	5.4%	10.8%	7.4%
Selling, general and administrative	1.6%	2.8%	2.7%
	9.2%	17.6%	13.4%

Net Revenues

We reported net revenues of $2,052.8 million, $2,009.1 million and $1,856.9 million in fiscal years 2008, 2007 and 2006, respectively. Net revenues in fiscal years 2008 increased by 2.2% compared with net revenues in fiscal year 2007. This increase was due to an approximate 5% increase in unit shipments, which was offset partially by changes in product mix related to increased sales of products with lower average selling prices.

Net revenues in fiscal year 2007 increased by 8.2% compared with net revenues in fiscal year 2006. This increase was due to an increase in unit shipments of approximately 19%, which was offset partially by changes in product mix related to increased sales of products with lower average selling prices.

Approximately 80%, 77% and 78% of the Company's net revenues in fiscal years 2008, 2007 and 2006, respectively, were derived from customers located outside the United States, primarily in the Pacific Rim, Europe, and Japan. While the majority of these sales are denominated in U.S. dollars, the Company enters into foreign currency forward contracts to mitigate its risks on firm commitments and net monetary assets denominated in foreign currencies. The impact of changes in foreign exchange rates on net revenues and the Company's results of operations for fiscal years 2008, 2007 and 2006 was immaterial.

Gross Margin

Our gross margin as a percentage of net revenues was 60.3% in fiscal year 2008 compared to 60.5% in fiscal year 2007. The gross margin percentage slightly decreased in fiscal year 2008 from fiscal year 2007 primarily due to $22.6 million in accelerated depreciation expense associated with equipment at our Dallas facilities in fiscal year 2008. We also recorded $4.5 million in severance charges from the decisions associated with our San Jose and Dallas facilities in fiscal year 2008. During fiscal year 2008, we acquired the storage products division from Vitesse Semiconductor, Inc. Amortization expense associated with intellectual property from this acquisition was $3.8 million in fiscal year 2008. Inventory write downs for inventory in excess of demand increased by $2.5 million during fiscal year 2008 as compared to fiscal year 2007. Inventory write downs were $38.1 million and $35.6 million in fiscal years 2008 and 2007, respectively. In addition to the above changes, product mix changes combined with decreased average unit selling prices contributed to an unfavorable impact on gross margin percentage for fiscal year 2008 as compared to fiscal year 2007. The above decreases were offset by $35.2 million decrease in stock-based compensation. This decrease resulted from charges recorded in fiscal year 2007 due to the extension of the terms of vested stock options that expire during the Blackout Period as a result of the expiration of the 10 year contractual term and the resulting modification charge In addition, during fiscal year 2007, we recorded a $10.2 million fixed asset impairment charge due to our decision to transfer certain wafer manufacturing production from our San Jose, California wafer manufacturing facility to an independent wafer manufacturing facility.

Our gross margin as a percentage of net revenues was 60.5% in fiscal year 2007 compared to 65.6% in fiscal year 2006. The gross margin percentage decreased in fiscal year 2007 from fiscal year 2006 primarily due to increased stock-based compensation, increased inventory write downs for inventory in excess of demand and fixed assets impairment charges related to our wafer manufacturing facility located in San Jose, California. Stock-based compensation increased by $19.0 million for fiscal year 2007 as compared to fiscal year 2006 primarily due to the extension of the terms of vested stock options that expire during the Blackout Period as a result of the expiration of the 10 year contractual term and the resulting modification charge We recorded a $10.2 million charge due to our decision to transfer certain wafer manufacturing production from our San Jose, California wafer manufacturing facility to an independent wafer manufacturing facility resulting in the impairment of certain fixed assets. Although unit sales volume increased year-over-year, product mix combined with decreased average unit selling prices contributed to an unfavorable impact on gross margin percentage in fiscal year 2007 compared to fiscal year 2006. In addition to the above, gross margin was negatively impacted in fiscal year 2007 due to inventory write downs for inventory in excess of demand which increased by $26.6 million during fiscal year 2007 as compared to fiscal year 2006. Inventory write downs were $35.6 million and $9.0 million in fiscal years 2007 and 2006, respectively.

Research and Development

Research and development expenses were $577.7 million and $659.5 million for fiscal years 2008 and 2007, respectively, which represented 28.1% and 32.8% of net revenues, respectively. The decrease in research and development expenses was primarily due to decreased stock-based compensation and related expenses. Stock-based compensation decreased by $106.8 million in fiscal year 2008 as compared to fiscal year 2007 primarily due to charges recorded in fiscal year 2007 related to the extension of the terms of vested stock options that expire during the Blackout Period as a result of the expiration of the 10 year contractual term and the resulting modification charge. Payroll and related taxes resulting from liabilities incurred due to improper accounting for stock option grants and cash exercises decreased by $25.8 million in fiscal year 2008 as compared to fiscal year 2007. The above decreases were offset by $31.8 million increase in salary and related expenses in fiscal year 2008 primarily from salary increases and the hiring of additional engineers to support our research and development and process development efforts. Additionally, in fiscal year 2008, we recorded $4.9 million in severance expenses related to reductions in headcount. In addition, depreciation expenses increased by $3.1 million in fiscal year 2008 as compared to fiscal year 2007 as a result of increased capital investment to support our research and development efforts.

Research and development expenses were $659.5 million and $514.1 million for fiscal years 2007 and 2006, respectively, which represented 32.8% and 27.7% of net revenues, respectively. The increase in research and development expenses in absolute dollars was primarily due to an increase of stock-based compensation, increased salary and related expenses and payroll and related taxes which resulted from liabilities incurred related to improper accounting for stock option grants and cash exercises. Stock-based compensation increased by $78.4 million for fiscal year 2007 as compared to fiscal year 2006 due the extension of the terms of vested stock options that expire during the Blackout Period as a result of the expiration of the 10 year contractual term and the resulting modification charge Salary and related expenses for fiscal year 2007 as compared to fiscal year 2006 increased by $41.7 million due to salary increases and hiring additional engineers to support our research and development and process development efforts. In addition to the above, we recorded $18.5 million in expense to reflect payroll and related tax liabilities due to improperly accounted for stock option grants and cash exercises.

The level of research and development expenditures as a percentage of net revenues will vary from period to period, depending, in part, on the level of net revenues and, in part, on our success in recruiting the technical personnel needed for our new product introductions and process development and, on the level of stock-based compensation expense. We view research and development expenditures as critical to maintaining a high level of new product introductions, which in turn are critical to our plans for future growth.

Selling, General and Administrative

Selling, general and administrative expenses were $234.6 million and $204.5 million in fiscal years 2008 and 2007, respectively, which represented 11.4% and 10.2% of net revenues, respectively. The increase in selling, general, and administrative expenses for fiscal year 2008 as compared to fiscal year 2007 was primarily due to an increase of $19.8 million in legal expenses and an increase of $22.5 million in accounting fees associated with our stock option investigation, subsequent restatement of our previously filed financial statements, private litigation and other associated activities. Salary and related expenses increased by $5.8 million due to salary increases and increased headcount in fiscal 2008 as compared to fiscal 2007. In addition to the above increases, in fiscal year 2007 we recorded a $3.1 million charge to reflect the net present value of termination benefits given to our former Chief Executive Officer upon his retirement and we recorded a reversal of $12.7 million of previously recognized stock-based compensation due to the forfeiture of our former Chief Executive Officer's unvested stock options upon his retirement. The above changes in fiscal year 2008 were offset by a decrease of $22.0 million of stock-based compensation. Stock-based compensation decreased in fiscal year 2008 as compared to fiscal year 2007 primarily due to the extension of the terms in fiscal year 2007 of vested stock options that expire during the Blackout Period as a result of the expiration of the 10 year contractual term and the resulting modification charge.

Selling, general and administrative expenses were $204.5 million and $178.8 million in fiscal years 2007 and 2006, respectively, which represented 10.2% and 9.6% of net revenues, respectively. The increase in selling, general, and administrative expenses in absolute dollars for fiscal year 2007 as compared to fiscal year 2006 is primarily due to increased stock-based compensation, salary and related expenses, legal and accounting expenses. Stock-based compensation increased by $4.9 million for fiscal year 2007 as compared to fiscal year 2006 primarily due to the extension of the terms of vested stock options that expire during the Blackout Period as a result of the expiration of the 10 year contractual term and the resulting modification charges which was offset by $12.7 million of previously recognized stock-based compensation which was reversed due to the forfeiture of our former Chief Executive Officer's unvested stock options upon his retirement. We recorded in fiscal year 2007 a $3.1 million charge to reflect the net present value of termination benefits given to our former Chief Executive Officer upon his retirement. Salary and related expenses increased by $15.7 million due to salary increases and increased headcount in fiscal 2007 as compared to fiscal 2006. Legal and accounting expenses associated with our stock option investigation, subsequent restatement of our previously filed financial statements, private litigation and other associated activities increased 22.6 million in fiscal year 2007 as compared to fiscal year 2006, respectively. The above increases were offset by a legal settlement of $19.0 million with Analog Devices, Inc., recorded in fiscal 2006 and an arbitrator's award related to a terminated product representative of the Company.

The level of selling, general and administrative expenditures as a percentage of net revenues will vary from period to period, depending on the level of net revenues, our success in recruiting sales and administrative personnel needed to support our operations, and the level of stock-based compensation expense. We experienced a significant increase in selling, general and administrative expenditures in fiscal years 2007 and 2008 for expenses associated with our stock option investigation, subsequent restatement of our previously filed financial statements, private litigation and other associated activities, particularly, for accounting, legal and other professional service fees. These expenditures since the commencement of the stock option investigation at the end of June 2006 through fiscal year 2008 are approximately $91.9 million. We expect to incur significant expenses for these and related matters beyond fiscal year 2008.

Interest Income and Other, Net

Interest income and other, net decreased to $56.7 million in fiscal year 2008 from $61.3 million in fiscal year 2007. The decrease is primarily due to lower average interest rates. This decrease was partially offset by a $9.6 million gain on the sale of land.

Interest income and other income, net increased to $61.3 million in fiscal year 2007 from $46.4 million in fiscal year 2006. The increase is due to higher average interest rates combined with higher average levels of invested cash, cash equivalents, and short-term investments.

Provision for Income Taxes

Our annual income tax expense was $165.1 million, $127.5 million, and $185.8 million, in fiscal years 2008, 2007, and 2006, respectively. The effective tax rate was 34.2%, 30.8% and 32.5% for fiscal years 2008, 2007 and 2006, respectively. The fiscal years 2008, 2007 and 2006 effective rates were lower than the U.S. federal and state combined statutory rate primarily due to tax benefits on export sales, research tax credits, and the manufacturing deduction. The effective tax rate increased from 2007 to 2008 due to the expiration of the federal research credit on December 31, 2007, the phase-out of the extraterritorial income exclusion, and the nonrecurring tax reserve release in fiscal 2007 due to the expiration of the statute of limitations. The effective tax rate decreased from 2006 to 2007 due to the extension of the Federal research tax credit, which had expired on December 31, 2005, and the release of tax reserves in 2007 due to the expiration of the statute of limitations for the years to which the reserves related.

Stock-based Compensation

The following tables show stock-based compensation expense by type of award, resulting tax effect, and related impact on earnings per share included in the Consolidated Statements of Income for fiscal years 2008, 2007 and 2006:

	For the Year Ended		
	June 28, 2008	June 30, 2007	June 24, 2006
	(in thousands)		
Cost of goods sold			
Stock options	$ 28,550	$ 60,527	$ 59,096
Restricted stock units	17,440	19,228	501
Employee stock purchase plan	—	1,431	2,543
	45,990	81,186	62,140
Research and development expense			
Stock options	69,159	162,330	119,442
Restricted stock units	40,752	49,727	10,586
Employee stock purchase plan	—	4,672	8,299
	109,911	216,729	138,327

	For the Year Ended		
	June 28, 2008	June 30, 2007	June 24, 2006
		(in thousands)	
Selling, general and administrative expense			
Stock options	22,141	42,474	46,051
Restricted stock units	11,678	11,941	2,353
Employee stock purchase plan	—	1,431	2,543
	33,819	55,846	50,947
Total stock-based compensation expense			
Stock options	119,850	265,331	224,589
Restricted stock units	69,870	80,896	13,440
Employee stock purchase plan	—	7,534	13,385
Pre-tax stock-based compensation expense	189,720	353,761	251,414
Less: Income tax effect	66,272	121,539	83,391
Net stock-based compensation expense	$123,448	$232,222	$168,023

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"), which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. FIN 48, effective for fiscal years beginning after December 15, 2006, seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company adopted the provisions of FASB Interpretation No. 48 on July 1, 2007 and applied the provisions of FIN 48 to all income tax positions. The cumulative effect of applying the provisions of FIN 48 has been reported as an adjustment to the opening balance of retained earnings and additional paid in capital. The cumulative effect of applying FIN 48 was a $9.4 million and $19.2 million decrease in retained earnings and additional-paid-in-capital, respectively, at the beginning of fiscal year 2008.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157 on our consolidated financial condition, results of operations and liquidity.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"). SFAS 158 amends SFAS No. 87, *Employers' Accounting for Pensions*, SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, and SFAS No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*. SFAS 158 requires employers to recognize in the statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status. It also requires employers to measure plan assets and obligations that determine the funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. SFAS 158 is required to be adopted by entities with fiscal years ending after December 15, 2006. The adoption of SFAS 158 in fiscal year 2007 did not have a material impact on the Company's consolidated financial condition, results of operations or liquidity.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"), which addresses how uncorrected errors in previous years should be considered when quantifying errors in current year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current year financial statements. SAB 108 does not change the SEC staff's previous guidance on evaluating the materiality of errors. It allows registrants to record the effects of adopting SAB 108 guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported in the annual financial statements of the first fiscal year ending after November 15, 2006. The adoption of this standard did not have a material impact on the Company's consolidated financial condition, results of operations or liquidity.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The Company is required to adopt the provisions of SFAS 159 as of the beginning of the fiscal year that begins after November 15, 2007, although earlier adoption is permitted. The adoption of SFAS 159 is not expected to have a material impact on our consolidated financial position, results of operations or liquidity.

In March 2007, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements* ("EITF 06-10"). EITF 06-10 provides guidance for determining a liability for the post-retirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007, although earlier adoption is permitted. We early adopted EITF 06-10 during the three months ended September 29, 2007 and recorded a cumulative effect adjustment as a net reduction to retained earnings of approximately $14.1 million. No corporate income tax benefit was netted against the charge to retained earnings because the liabilities being accrued are not deductible for corporate income tax purposes.

In June 2007, the FASB ratified EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities* ("EITF 07-3"). EITF 07-3 requires nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities to be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 applies prospectively for new contractual arrangements entered into in fiscal years beginning after December 15, 2007. Earlier adoption is not permitted. The adoption of EITF 07-3 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 improves the relevance, comparability and transparency of financial statements and eliminates diversity in practice that currently exists in accounting for transactions between an entity and noncontrolling interests. This standard is effective for annual periods beginning after December 15, 2008. Earlier adoption is prohibited. The adoption of SFAS 160 is not expected to have a material effect on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)") which replaces SFAS No. 141, *Business Combinations.* SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. This standard is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 141(R) on the Company's consolidated financial position or results of operations.

In December 2007, the FASB ratified EITF Issue No. 07-1, *Accounting for Collaborative Arrangements* ("EITF 07-01"). EITF 07-1 provides guidance on the classification, income statement presentation and disclosure associated with collaborative arrangements involving parties considered to be active participants to an activity and are exposed to significant risks and rewards which are dependent on the commercial success of the activity. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. The adoption of EITF 07-01 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133* ("SFAS 161") which changes the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires the Company to provide enhanced disclosures about (a) how and why the Company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and its related interpretations, and (c) how derivative instruments and related hedged items affect our financial position, financial performance and cash flows. These disclosure requirements are effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of adopting SFAS 161 on our consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting consistent with GAAP. SFAS 162 is effective sixty days following the SEC's approval of the Public Company Accounting Oversight Board's amendments to AU Section 411 on September 16, 2008, *The Meaning of 'Present fairly in conformity with generally accepted accounting principles'*. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on our consolidated financial statements.

Backlog

At the end of the fourth quarter of fiscal year 2008, backlog shippable within the next 12 months was approximately $370 million (compared to $412 million at the end of fiscal year 2007), including approximately $326 million (compared to $350 million at the end of fiscal year 2007) requested for shipment in the next fiscal quarter. Because the Company's backlog of orders at any point is not necessarily based on firm, non-cancelable orders and because the Company's customers do in fact routinely cancel orders for their own convenience with little notice, backlog has limited value as a predictor of future revenues.

Financial Condition, Liquidity and Capital Resources

Our primary sources of funds for fiscal years 2008, 2007 and 2006 have been net cash generated from operating activities of approximately $519.4 million, $616.6 million and $619.1 million, respectively. In addition, we received approximately $25.7 million of proceeds from the exercise of stock options during fiscal year 2007. We received $148.8 million of proceeds from the exercise of stock options and purchases of common stock under the Employee Stock Participation Plan during fiscal year 2006. There was no similar activity in fiscal year 2008.

Total assets increased to $3,708.4 million at the end of fiscal year 2008, up from $3,606.8 million at the end of fiscal year 2007. Cash, cash equivalents and short-term investments decreased to $1,218.2 million in fiscal year 2008 from $1,299.4 million in fiscal year 2007. Accounts receivable increased to $272.0 million in fiscal year 2008 from $245.0 million in fiscal year 2007 primarily due to increased sales and timing of cash receipts; property, plant and equipment, net increased $53.9 million due to capital expenditures offset by depreciation; deferred tax assets increased $5.5 million to $253.5 million primarily due to additional book stock compensation, while other assets increased to $176.6 million from $104.9 million primarily due intangible assets and goodwill associated with the acquisition of the Storage Products Division from Vitesse Semiconductor Corporation.

The principal uses of funds for fiscal years 2008, 2007 and 2006 were purchases of property, plant and equipment of $215.9 million, $401.7 million and $201.2 million, dividends paid of $240.4 million, $200.1 million and $153.0 million, and income tax payments of $202.3 million, $229.3 million and $191.1 million, respectively. During fiscal year 2008, we also utilized cash on hand for the acquisition of the storage products division of Vitesse Semiconductor of $64.1 million and had cash settlements for expired stock options of $117.3 million. During fiscal year 2008 and fiscal year 2007 we had cash settlements of vested restricted stock units and payouts under the RSU loan program of $29.6 and $35.2 million, respectively. In fiscal year 2007 and 2006, we spent $60.8 million and $580.4 million, respectively, to repurchase common stock. In fiscal year 2007, in connection with the stock option investigation and the restatement to correct our past accounting for stock options, we suspended the issuance of shares pursuant to the exercise of stock options and RSUs, as well as purchases under our employee stock purchase program under our Form S-8 Registration Statements pending the completion of the Special Committee investigation and filing of all of our delayed periodic reports with the SEC.

As of June 24, 2008, our available funds consisted of $1,218.2 million in cash, cash equivalents, and short-term investment securities. We anticipate that the available funds and cash generated from operations will be sufficient to meet cash and working capital requirements, including its anticipated level of capital expenditures, common stock repurchases, and dividend payments for the next twelve months.

Significant Cash Outlays Resulting From the Restatement of Previously Reported Financial Statements

Since the beginning of the stock option investigation through June 28, 2008, we have incurred significant cash outlays as noted below:

- We have incurred $91.9 million for expenses associated with the investigation, subsequent restatement of our previously filed financial statements, private litigation and other associated activities, particularly, for accounting, legal and other professional service fees. We will incur significant expenses for these in fiscal year 2009.
- We have paid $117.3 million to individual option holders to compensate them for stock options that contractually expired subsequent to the suspension of the Company's S-8 Registration Statements at which time employees were no longer able to exercise their vested stock options (the "Blackout Period"). We will incur significant cash payments subsequent to June 28, 2008 for additional options that expire during the Blackout Period.
- We have issued $54.8 million in non-recourse loans to individuals holding RSUs that vested during the Blackout Period. We will loan additional amounts subsequent to June 28, 2008 for RSUs that vest during the Blackout Period and such amounts may be significant.
- We have paid $10.0 million to international employees for RSUs which vested during the Blackout Period for which we were unable to deliver shares of common stock. We will pay additional amounts subsequent to June 28, 2008 to certain international employees for RSUs which vest during the Blackout Period.

In addition to the above, while we intend to vigorously defend against lawsuits related to our past stock options granting practices, we do not presently know whether we will be successful in such lawsuits. If we are not successful, we may be required to pay substantial cash settlement expenses which could have a material adverse impact on our results of operations and liquidity.

During the first quarter of fiscal year 2009, the Board of Directors declared a cash dividend of $0.20 per share on the Company's common stock payable on September 5, 2008 to stockholders of record on August 22, 2008.

Contractual Obligations

The following table summarizes the Company's significant contractual obligations at June 28, 2008, and the effect such obligations are expected to have on the Company's liquidity and cash flows in future periods. This table excludes amounts already recorded on our consolidated balance sheet as current liabilities at June 28, 2008:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(Amounts in thousands)				
Operating lease obligations (1)	$ 27,722	$ 6,853	$ 9,948	$ 7,189	$ 3,732
Royalty obligations (2)	50,000	10,000	20,000	20,000	—
Capital equipment and inventory related purchase obligations (3)	54,391	32,751	4,472	4,112	13,056
Total	$132,113	$49,604	$34,420	$31,301	$16,788

(1) The Company leases some facilities under non-cancelable operating lease agreements that expire at various dates through 2014.

(2) Royalty obligations represent payments for licensed patents.

(3) Capital equipment purchase obligations represent commitments for purchase of plant and equipment. The Company orders some materials and supplies in advance or with minimum purchase quantities. The Company is obligated to pay for the materials and supplies when received.

As of June 28, 2008, our gross unrecognized income tax benefits were $124.9 million, which excludes $16.3 million of accrued interest and penalties. At this time, we are unable to make a reasonably reliable estimate of the timing of payments of these amounts, if any, in individual years due to uncertainties in the timing or outcomes of either actual or anticipated tax audits. As a result, these amounts are not included in the table above.

Off-Balance-Sheet Arrangements

As of June 28, 2008, the Company did not have any material off-balance-sheet arrangements, as defined in Item 303 (a) (4) (ii) of SEC Regulation S-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio, which includes U.S. Treasury and Federal Agency debt securities, and repurchase agreements relating to such securities. We limit portfolio duration. This investment policy is intended to reduce default risk, market risk and reinvestment risk. We do not use derivative financial instruments in our investment portfolio. The fair value of our investment portfolio would vary by approximately $3.0 million by a change in market interest rates of 100 basis points as of June 28, 2008. Exposure to interest rate fluctuations is mitigated by maintaining a laddered portfolio of investment instruments that mature at regular intervals over a three-year investment horizon. By creating a steady stream of cash from maturing investments, we intend to generate cash to meet business needs without liquidating investments. At June 28, 2008, our investment portfolio had an expected weighted average return of 2.7% (4.5% at June 30, 2007) and a weighted maturity of 532 days (137 days at June 30, 2007). In addition at June 28, 2008, Maxim maintains a significant portfolio of money market investments, which are included in cash. These funds are restricted to money market funds which invest in U.S. Treasury and Federal Agency debt securities, and repurchase agreements relating to such securities. These money market funds are all available on a daily basis.

Foreign Currency Risk

We transact business in various non-U.S. currencies, primarily the Japanese Yen, British Pound, and the Euro. We are exposed to fluctuations in foreign currency exchange rates on accounts receivable from sales in these foreign currencies and the net monetary assets and liabilities of the related foreign subsidiary. We have established risk management strategies designed to reduce the impact of reductions in value and volatility of future cash flows caused by changes in these exchange rates. These strategies reduce, but do not always entirely eliminate, the impact of currency exchange movements. We also incur expenses in Philippine Peso and Thailand Baht related to our testing facility at those locations, but we have not hedged these exposures as of June 28, 2008.

Currency forward contracts are used to offset the currency risk of non-U.S. dollar-denominated assets and liabilities. Changes in fair value of the underlying assets and liabilities are generally offset by the changes in fair value of the related currency forward contract. The net realized and unrealized gains or losses from hedging non-U.S. dollar denominated assets and liabilities were immaterial in fiscal years 2008, 2007 and 2006. We had forward contracts to sell foreign currencies for $46.9 million and $58.8 million at June 28, 2008 and June 30, 2007, respectively. The fair market value of these forward contracts was $(0.8) million and $0.5 million at June 28, 2008 and June 30, 2007, respectively. A hypothetical 10% favorable or unfavorable change in foreign currency exchange rates compared to rates at June 28, 2008 and June 30, 2007 would not have a material impact on our financial position or results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this item are set forth at the pages indicated in Item 15 (a) of this Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our current chief executive officer ("CEO") and our interim chief financial officer ("CFO"), evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of June 28, 2008. The purpose of these controls and procedures is to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules, and that such information is accumulated and communicated to our management, including our CEO and our CFO, to allow timely decisions regarding required disclosures. Based on the evaluation, our management, including our current CEO and our interim CFO, concluded that (i) the Company has remediated the material weaknesses in internal control over financial reporting relating to our not maintaining an effective control environment and, separately, our not maintaining effective controls over our stock option practices and the related accounting for stock option transactions as described in Item 9A of our Annual Reports on Form 10K for the fiscal years ended June 30, 2007 and June 24, 2006, respectively, and (ii) our disclosure controls and procedures were effective as of June 28, 2008.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's CEO and CFO and effected by the Company's Board of Directors, management, and others to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management, with the participation of our CEO and our CFO, assessed the effectiveness of our internal control over financial reporting as of June 28, 2008. Management's assessment of internal control over financial reporting was conducted using the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our management has concluded that, as of June 28, 2008, our internal control over financial reporting was effective based on these criteria.

Changes in Internal Control over Financial Reporting

Other than the activities to remediate our material weaknesses as described further below, that took place or that were ongoing during the three months ended June 30, 2008, there were no changes in our internal control over financial reporting that occurred during the three months ended June 28, 2008 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weaknesses

Subsequent to June 24, 2006 through June 28, 2008, the Company has undertaken actions to remediate the material weaknesses in our internal control over financial reporting. These remediation actions were described in our previous annual and quarterly periodic reports in fiscal years 2007 and 2008.

During the quarter ended June 28, 2008, we completed the evaluation of the design, and tested the operating effectiveness of the policies and procedures and related controls that we implemented as discussed above. Accordingly, we believe that we have remediated the material weaknesses related to not maintaining an effective control environment and, separately, not maintaining effective controls over our stock option practices and the related accounting for stock option transactions.

Inherent Limitations on the Effectiveness of Internal Controls

A system of internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and no control system, no matter how well designed and operated, can provide absolute assurance. The design of any control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of its inherent limitations, internal control over financial reporting may not prevent or detect financial statement errors and misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Maxim Integrated Products, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting ("Management's Report"), that Maxim Integrated Products, Inc. and subsidiaries (collectively, "the Company") maintained effective internal control over financial reporting as of June 28, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 28, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 28, 2008 of the Company and our report dated September 30, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109*, effective July 1, 2008 and *Emerging Issues Task Force Issue No. 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements.*

/s/ DELOITTE & TOUCHE LLP
San Jose, California
September 30, 2008

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than as follows, the information required by this item is incorporated by reference from the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders under the headings "Proposal 1 — Election of Directors" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934."

Executive Officers of the Registrant

The following is information regarding our executive officers, including their positions and their ages as July 1, 2008.

Name	Age	Position
Tunc Doluca	50	President and Chief Executive Officer
Alan P. Hale	47	Vice President, Interim Chief Financial Officer and Principal Accounting Officer
Richard C. Hood	58	Vice President
Bruce E. Kiddoo	47	Vice President of Finance
Matthew J. Murphy	35	Vice President
Christopher J. Neil	42	Vice President
Pirooz Parvarandeh	48	Group President
Charles G. Rigg	64	Senior Vice President
Vijay Ullal	49	Group President

Mr. Doluca has served as a director of the Company as well as the President and Chief Executive Officer since January 2007. He joined Maxim in October 1984 and served as Vice President from 1994 to 2005. He was promoted to Senior Vice President in 2004 and Group President in May 2005. Prior to 1994, he served in a number of integrated circuit development positions.

Mr. Hale has served as Vice President and Interim Chief Financial Officer since January 31, 2007. He joined Dallas Semiconductor Corporation in June 1987 and served in various financial management positions including Vice President and Chief Financial Officer when Dallas Semiconductor was acquired by Maxim in 2001. From 2001 until 2005, Mr. Hale continued in his capacity at Dallas Semiconductor and also served as a Vice President for Maxim. In July, 2005, following Mr. Hale's request, his responsibilities were redistributed and reassigned. From July 2005 until January 2007, Mr. Hale assisted Maxim with its investor relations program and special projects on a part-time basis until agreeing to serve as Interim CFO in January 2007.

Mr. Hood, a founder of the Company, joined the Company in May 1983 and was promoted to Vice President in February 1997. Prior to February 1997, he served in a number of engineering and manufacturing positions.

Mr. Kiddoo joined the Company in September 2007 as Vice President of Finance. Following the completion of the Company's restatement of previously filed financial statements, Mr. Kiddoo will be appointed Chief Financial Officer and Principal Accounting Officer of the Company. Prior to joining Maxim, Mr. Kiddoo held various positions at Broadcom Corporation, a global semiconductor company, beginning in December 1999. Since July 2002, Mr. Kiddoo served as Broadcom's Corporate Controller and Principal Accounting Officer and served as Vice President since January 2003. He also served as Broadcom's Acting Chief Financial Officer from September 2006 through March 2007.

Mr. Murphy joined Maxim in July 1994 and was promoted to Vice President in November 2006. Prior to 1997, he served in a number of business unit and executive management positions.

Mr. Neil joined Maxim in September 1990 and was promoted to Vice President in April 2006. Prior to 2006, he held several engineering and executive management positions.

Mr. Parvarandeh joined Maxim in July 1987 and served as Vice President from 1997 to 2005. He was promoted to Senior Vice President in 2004 and Group President in May 2005. Prior to 1997, he served in a number of integrated circuit development positions.

Mr. Rigg joined Maxim in August 1996 as Managing Director and General Counsel. He was promoted to Vice President in April 1999 and Senior Vice President in January 2007. Prior to joining Maxim, he was with Ropers, Majeski, Kohn and Bentley from 1970 to 1996 where he held various positions, including director.

Mr. Ullal joined Maxim in December 1989 and served as Vice President from 1996 to 2004. He was promoted to Senior Vice President in 2004 and Group President in January 2007. Prior to 2004, he served in a number of wafer fabrication operation and management positions.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics (the "Code of Ethics"), which applies to all directors and employees, including but not limited to our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is designed to promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest arising from personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we are required to file with the SEC and in other public communications, (iii) compliance with applicable governmental laws, rules and regulations, (iv) the prompt internal reporting of violations of the Code of Ethics to an appropriate person or entity, and (v) accountability for adherence to the Code of Ethics. A copy of Code of Ethics is available on our website at http://www.maxim-ic.com/company/policy. A hard copy of the Code of Ethics will be sent free of charge upon request.

The information required by this item is incorporated by reference from the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders under the headings "Executive Compensation" and "Performance Graph."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders under the heading "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders under the heading "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders under the heading "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders under the heading "Principal Accountant Fees and Services."

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following are filed as part of this Report:

(2) *Financial Statement Schedule.*

The following financial statement schedule is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the financial statements.

All other schedules are omitted because they are not applicable, or because the required information is included in the consolidated financial statements or notes thereto.

(3) The Exhibits filed as a part of this Report are listed in the attached Index to Exhibits.

(b) *Exhibits.*

See attached Index to Exhibits.

MAXIM INTEGRATED PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	June 28, 2008	June 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$1,013,119	$ 577,068
Short-term investments	205,079	722,286
Total cash, cash equivalents and short-term investments	1,218,198	1,299,354
Accounts receivable, net of allowances of $15,228 in 2008 and $17,301 in 2007	272,029	244,998
Inventories	272,421	262,713
Deferred tax assets	253,490	247,953
Other current assets	30,423	15,555
Total current assets	2,046,561	2,070,573
Property, plant and equipment, net	1,485,200	1,431,273
Other assets	176,629	104,938
TOTAL ASSETS	$3,708,390	$3,606,784
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 79,673	$ 93,773
Income taxes payable	825	70,302
Accrued salary and related expenses	249,079	195,494
Accrued expenses	68,131	71,694
Deferred income on shipments to distributors	21,447	23,641
Total current liabilities	419,155	454,904
Other liabilities	30,791	19,946
Income taxes payable	110,633	—
Total liabilities	560,579	474,850
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.001 par value authorized: 2,000 shares issued and outstanding: none	—	—
Common stock, $0.001 par value authorized: 960,000 shares issued and outstanding: 320,553 in 2008 and 320,553 in 2007	321	321
Additional paid-in capital	251,478	292,603
Retained earnings	2,901,139	2,847,281
Accumulated other comprehensive loss	(5,127)	(8,271)
Total stockholders' equity	3,147,811	3,131,934
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$3,708,390	$3,606,784

See accompanying Notes to Consolidated Financial Statements.

MAXIM INTEGRATED PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	For the Years Ended		
	June 28, 2008	June 30, 2007	June 24, 2006
Net revenues	$2,052,783	$2,009,124	$1,856,945
Cost of goods sold	814,395	792,697	638,547
Gross margin	1,238,388	1,216,427	1,218,398
Operating expenses:			
Research and development	577,748	659,541	514,138
Selling, general and administrative	234,587	204,473	178,761
Total operating expenses	812,335	864,014	692,899
Operating income	426,053	352,413	525,499
Interest income and other, net	56,727	61,267	46,355
Income before provision for income taxes and cumulative effect of a change in accounting principle	482,780	413,680	571,854
Provision for income taxes	165,055	127,453	185,796
Income before cumulative effect of a change in accounting principle	317,725	286,227	386,058
Cumulative effect of a change in accounting principle, net of tax of $1,039	—	—	1,643
Net income	$ 317,725	$ 286,227	$ 387,701
Earnings per share:			
Basic:			
Before cumulative effect of a change in accounting principle	$ 0.99	$ 0.89	$ 1.19
Cumulative effect of a change in accounting principle	—	—	0.01
Basic net income per share	$ 0.99	$ 0.89	1.20
Diluted:			
Before cumulative effect of a change in accounting principle	$ 0.98	$ 0.87	$ 1.14
Cumulative effect of a change in accounting principle	—	—	—
Diluted net income per share	$ 0.98	$ 0.87	1.14
Shares used in the calculation of earnings per share:			
Basic	320,553	320,434	323,460
Diluted	325,846	329,883	338,627
Dividends declared per share	$ 0.750	$ 0.624	$ 0.475

See accompanying Notes to Consolidated Financial Statements.

MAXIM INTEGRATED PRODUCTS, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Par Value					
Balance, June 25, 2005	327,494	$327	$ 331,975	$(166,749)	$2,526,482	$(6,530)	$2,685,505
Components of comprehensive income:							
Net income					387,701		387,701
Unrealized gain on forward-exchange contracts, net of tax						(188)	(188)
Unrealized loss on available-for-sale investments, net of tax						(1,401)	(1,401)
Total comprehensive income							386,112
Elimination of deferred stock-based compensation upon adoption of SFAS No. 123(R)			(166,749)	166,749			
Exercises under the Stock Option and Purchase Plans	8,194	8	148,784				148,792
Repurchase of common stock	(15,613)	(15)	(580,372)				(580,387)
Stock based compensation			254,827				254,827
Tax benefit on exercise of non-qualified stock options and disqualifying dispositions under stock plans			33,640				33,640
Dividends declared and paid					(153,000)		(153,000)
Balance, June 24, 2006	320,075	$320	$ 22,105	$ —	$2,761,183	$(8,119)	$2,775,489
Components of comprehensive income:							
Net income					286,227		286,227
Unrealized loss on forward-exchange contracts, net of tax						(79)	(79)
Tax effect of the unrealized exchange loss on long-term intercompany receivable						(6,505)	(6,505)
Unrealized loss on available-for-sale investments, net of tax						6,432	6,432
Total comprehensive income							286,075
Exercises under the Stock Option and Purchase Plans	2,577	3	25,672				25,675
Repurchase of common stock	(2,099)	(2)	(60,765)				(60,767)
Stock based compensation			330,916				330,916
Tax benefit on exercise of non-qualified stock options and disqualifying dispositions under stock plans			14,255				14,255
Modification of equity instruments to liability			(39,580)				(39,580)
Dividends declared and paid					(200,129)		(200,129)
Balance, June 30, 2007	320,553	321	292,603	—	2,847,281	(8,271)	$3,131,934
Components of comprehensive income:							
Net income					317,725		317,725
Unrealized loss on forward-exchange contracts, net of tax						(77)	(77)
Tax effect of the unrealized exchange gain on long-term intercompany receivable						1,999	1,999
Unrealized gain on available-for-sale investments, net of tax						1,222	1,222
Total comprehensive income							320,869
Cumulative effect adjustment on adoption of EITF 06-10					(14,089)		(14,089)
Cumulative effect adjustment on adoption of FIN 48			(19,150)		(9,363)		(28,513)
Exercises under the Stock Option and Purchase Plans							
Repurchase of common stock							
Stock based compensation			111,450				111,450
Tax benefit on exercise of non-qualified stock options and disqualifying dispositions under stock plans			(4,762)				(4,762)
Modification of equity instruments to liability			(128,663)				(128,663)
Dividends declared and paid					(240,415)		(240,415)
Balance, June 28, 2008	320,553	321	251,478	—	2,901,139	(5,127)	3,147,811

See accompanying Notes to Consolidated Financial Statements.

MAXIM INTEGRATED PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended June		
	June 28, 2008	June 30, 2007	June 24, 2006
Cash flows from operating activities:			
Net income	$ 317,725	$ 286,227	$ 387,701
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	189,720	353,761	251,414
Depreciation and amortization	161,907	104,643	90,324
Deferred taxes	(14,648)	(103,526)	(58,856)
Gain from sale of property, plant and equipment	(9,578)	(1,197)	—
Tax benefit (deficiency) related to stock-based compensation plans	(4,762)	14,255	33,640
Excess tax benefit from stock-based compensation plans	(558)	(8,150)	(44,660)
Asset impairment	—	10,190	—
Changes in assets and liabilities:			
Accounts receivable	(27,031)	52,287	(97,694)
Inventories	(9,287)	(54,242)	(22,340)
Other current assets	(13,660)	4,030	(9,521)
Accounts payable	(13,383)	(12,278)	30,885
Income taxes payable	(4,507)	(14,046)	20,933
Deferred income on shipments to distributors	(2,194)	2,514	902
Accrued liabilities - goodwill payments above settlement date fair value	(38,376)	—	—
All other accrued liabilities	(11,944)	(17,909)	36,382
Net cash provided by operating activities	519,424	616,559	619,110
Cash flows from investing activities:			
Purchases of property, plant and equipment	(215,870)	(401,740)	(201,203)
Proceeds from sale of property, plant, and equipment	16,369	2,334	1,544
Acquisition	(64,123)	—	—
Other non-current assets	9,131	(11,665)	(9,163)
Purchases of available-for-sale securities	(316,182)	(779,652)	(416,037)
Proceeds from sales/maturities of available-for-sale securities	835,764	987,789	782,466
Net cash provided by (used in) investing activities	265,089	(202,934)	157,607
Cash flows from financing activities			
Excess tax benefit from stock-based compensation plans	558	8,150	44,660
Mortgage liability	(40)	3,347	—
Settlement date fair value of goodwill payments	(78,940)	—	—
Cash settlement of vested restricted stock units	(4,339)	(5,677)	—
Payouts under the RSU loan program	(25,286)	(29,489)	—
Issuance of common stock	—	25,675	148,792
Repurchase of common stock	—	(60,767)	(580,387)
Dividends paid	(240,415)	(200,129)	(153,000)
Net cash used in financing activities	(348,462)	(258,890)	(539,935)
Net increase in cash and cash equivalents	436,051	154,735	236,782
Cash and cash equivalents:			
Beginning of year	577,068	422,333	185,551
End of year	$1,013,119	$ 577,068	$ 422,333
Supplemental disclosures of cash flow information:			
Cash paid, net during the year for income taxes	$ 202,280	$ 229,296	$ 191,148
Noncash financing and investing activities:			
Accounts payable related to property, plant and equipment purchases	$ 20,992	$ 23,500	$ 44,530

See accompanying Notes to Consolidated Financial Statements.

MAXIM INTEGRATED PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Maxim Integrated Products, Inc. ("Maxim" or "the Company") designs, develops, manufactures, and markets a broad range of linear and mixed-signal integrated circuits, commonly referred to as analog circuits, for a large number of geographically diverse customers and is incorporated in the state of Delaware. The Company also provides a range of high-frequency process technologies and capabilities that can be used in custom designs. The analog market is fragmented and characterized by many diverse applications, a great number of product variations and, with respect to many circuit types, relatively long product life cycles. The Company is a global company with manufacturing facilities in the United States, testing facilities in the Philippines and Thailand, and sales and circuit design offices throughout the world. The major end-markets the Company's products are sold in are the communications, computing, consumer and industrial markets.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company has a 52-to-53-week fiscal year that ends on the last Saturday of June. Accordingly, every sixth or seventh year will be a 53-week fiscal year. Fiscal year 2007 is a 53-week fiscal year. Fiscal years 2008 and 2006 were 52-week fiscal years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to the useful lives and fair value of fixed assets, valuation allowance for deferred tax assets, reserves relating to income tax audits, allowances for doubtful accounts, customer returns and allowances, inventory valuation, reserves relating to litigation matters, accrued liabilities and reserves and assumptions related to the calculation of stock-based compensation. The Company bases its estimates and judgments on its historical experience, knowledge of current conditions and its beliefs of what could occur in the future, given available information. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The condition for control of entities is the ownership of a majority voting interest and ability to otherwise exercise control over the entity.

Cash Equivalents and Short-term Investments

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of demand accounts, government securities, and money market funds. Short-term investments consist primarily of U.S. Treasury and Federal Agency debt securities with original maturities beyond three months at the date of purchase.

The Company's cash equivalents and short-term investments are considered available-for-sale. Such securities are carried at fair market value based on market quotes. Unrealized gains and losses, net of tax, on securities in this category are reported as a separate component of stockholders' equity. Realized gains and losses on sales of investment securities are determined based on the specific identification method and are included in "Interest income and other, net" in the Consolidated Statements of Income.

Derivative Instruments

The Company transacts business in various non-U.S. currencies, primarily the Japanese Yen, British Pound, and the Euro. The Company is exposed to fluctuations in foreign currency exchange rates on accounts receivable from sales in these foreign currencies and the net monetary assets and liabilities of the related foreign subsidiary. The Company has established risk management strategies designed to reduce the impact of reductions in value and volatility of future cash flows caused by changes in these exchange rates. These strategies reduce, but do not always entirely eliminate, the impact of currency exchange movements. The Company also incurs expenses in Philippine Peso and Thailand Baht related to the Company's testing facility at those locations, but the Company has not hedged these exposures as of June 28, 2008.

The Company uses currency forward contracts to hedge exposure to variability in anticipated non-U.S.-dollar-denominated cash flows. These contracts are designated as cash flow hedges and recorded on the Consolidated Balance Sheets at their fair market value. The maturities of these instruments are generally less than 6 months. The Company had forward contracts to sell foreign currencies with a U.S. dollar equivalent of $46.9 million and $58.8 million at June 28, 2008 and June 30, 2007, respectively. For derivatives, the effective portion of the gain or loss is reported as a component of accumulated other comprehensive income (loss) in stockholders' equity and is reclassified into earnings in the same period or periods in which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in earnings during the period of change. The net value of all contracts which hedge transactions that have affected earnings is classified within current assets. For contracts which hedge transactions that have not affected earnings (primarily backlog), a net gain is classified within current assets and a net loss is classified within current liabilities.

For currency forward contracts, effectiveness of the hedge is measured using forward rates to value the forward contract and the underlying hedged transaction. Any ineffective portions of the hedge, as well as amounts not included in the assessment of effectiveness, are recognized currently in Interest and other income, net in the Consolidated Statements of Income. If a cash flow hedge were to be discontinued because it is probable that the original hedged transaction will not occur as anticipated, the unrealized gains or losses would be reclassified into earnings. Subsequent gains or losses on the related derivative instrument would be recognized in earnings in each period until the instrument matures, is terminated or is sold. In fiscal years 2008 and 2007, no cash flow hedges were discontinued as a result of forecasted transactions that did not occur. Fair value of the contracts is determined by reference to liquidation value.

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other current liabilities. The fair value of the Company's financial instruments approximate carrying values due to their short-term nature.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in-first-out basis, or market value. Because of the cyclical nature of the market, inventory levels, obsolescence of technology, and product life cycles, the Company generally writes down inventories to net realizable value based on forecasted product demand.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is primarily computed on the straight-line method over the estimated useful lives of the assets, which range from 2 to 15 years for machinery and equipment and up to 40 years for buildings and building improvements. Leasehold improvements are amortized over the lesser of their useful lives or the remaining term of the related lease. When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is reflected in operating expense in the Consolidated Statements of Income in the period recognized.

The Company evaluates the recoverability of property, plant and equipment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company performs periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property, plant and equipment exceeds their fair values. If facts and circumstances indicate that the carrying amount of property, plant and equipment might not be fully recoverable, projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful lives are compared against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values. All long-lived assets to be disposed of are reported at the lower of carrying amount or fair market value, less expected selling costs.

Intangible Assets and Goodwill

The Company accounts for intangible assets, in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, or SFAS 144, which requires impairment losses to be recorded on intangible assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in the semiconductor industry, are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices or (ii) discounted expected future cash flows utilizing a discount rate consistent with the guidance provided in FASB Concepts Statement No. 7, *Using Cash Flow Information and Present Value in Accounting Measurements*, or Concepts Statement 7. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, or SFAS 142, the Company tests goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter or more frequently if the Company believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company generally determines the fair value of the Company's reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill.

Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in SFAS No. 109, *Accounting for Income Taxes*. The Company records the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109"* ("FIN 48"), effective at the beginning of fiscal year 2008. FIN 48 prescribes a recognition threshold and measurement framework for the financial statement reporting and disclosure of an income tax position taken or expected to be taken on a tax return. Under FIN 48, a tax position is recognized in the financial statements when it is more-likely-than-not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the recognition threshold is then measured to determine the largest amount of the benefit that is greater than 50% likely of being realized upon settlement. The cumulative effect of adopting FIN 48 was a $9.4 million and $19.2 million decrease in retained earnings and additional-paid-in-capital, respectively, at the beginning of fiscal year 2008.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws across multiple tax jurisdictions. Although FIN 48 provides clarification on the accounting for uncertainty in income taxes recognized in the financial statements, the new threshold and measurement attribute prescribed by the FASB will continue to require significant judgment by management. Resolution of these uncertainties in a manner inconsistent with the Company's expectations could have a material impact on the Company's results of operations.

Revenue Recognition

The Company recognizes revenue for sales to direct customers and sales to international distributors upon shipment, provided that persuasive evidence of a sales arrangement exists, the price is fixed or determinable, risk of loss has transferred, collectability of the resulting receivable is reasonably assured, there are no customer acceptance requirements and the Company does not have any significant post-shipment obligations. The Company estimates returns for sales to direct customers and international distributors based on historical returns rates applied against current period gross revenues. Specific customer returns and allowances are considered in this estimate.

Sales to certain U.S. distributors are made pursuant to agreements allowing for the possibility of certain sales price rebates and for non-warranty product return privileges. The non-warranty product return privileges include allowing certain U.S. distributors to return a small portion of the Company's products in their inventory based on their previous 90 days of purchases. Given the uncertainties associated with the levels of non-warranty product returns and sales price rebates that could be issued to U.S. distributors, the Company defers recognition of such revenue and related cost of goods sold until the product is sold by the U.S. distributors to their end customers. Accounts receivable from direct customers, domestic distributors and international distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment at which point the Company has a legally enforceable right to collection under normal terms. Accounts receivable related to consigned inventory is recognized when the customer takes possession of such inventory from its consigned location at which point inventory is relieved, title transfers, and the Company has a legally enforceable right to collection under the terms of the Company's agreement with the related customers.

The Company makes estimates of potential future returns and sales allowances related to current period product revenue. Management analyzes historical returns, changes in customer demand, and acceptance of products when evaluating the adequacy of returns and sales allowances. Estimates made by the Company may differ from actual returns and sales allowances. These differences may materially impact reported revenue and amounts ultimately collected on accounts receivable. In addition, the Company monitors collectibility of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, the Company assesses the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made. At June 28, 2008 and June 30, 2007, the Company had $12.1 million and $12.4 million accrued for returns and allowances, respectively. During fiscal years 2008 and 2007, the Company recorded $66.0 million and $79.2 million for estimated returns and allowances against revenues, respectively. These amounts were offset by $66.3 million and $80.9 million actual returns and allowances given during fiscal years 2008 and 2007, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Such costs consist of expenditures for labor and benefits, masks, prototype wafers and depreciation.

Other Liabilities

Included in other liabilities on the Consolidated Balance Sheet at June 28, 2008 and June 30, 2007 were $11.5 million and $14.1 million of deferred license revenues, respectively. See Note 18 for additional amount accrued in other liabilities at June 28, 2003 and June 30, 2007.

Advertising

Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the Consolidated Statements of Income. Advertising expenses were $7.5 million, $9.2 million, and $9.3 million in fiscal years 2008, 2007, and 2006, respectively.

Shipping Costs

Shipping costs billed to customers are included in net revenues and the related shipping costs are included in cost of goods sold.

Foreign Currency Translation and Remeasurement

The U.S. dollar is the functional currency for the Company's foreign operations. Using the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured at the year-end exchange rates. Certain non-monetary assets and liabilities are remeasured using historical rates. Statements of Income are remeasured at the average exchange rates during the year.

Stock-Based Compensation

Prior to June 26, 2005, the Company previously applied Accounting Principles Board ("APB") APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and its related interpretations and had adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* "SFAS 123") and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123* "SFAS 148"). In accordance with APB 25, a non-cash, stock-based compensation expense was recognized for any options for which the exercise price was below the market price on the actual grant date. The charge for the options with an exercise price below the market price on the actual grant date was equal to the number of options multiplied by the difference between the exercise price and the market price of the option shares on the actual grant date. That expense was amortized over the vesting period of the option.

Effective June 26, 2005, the Company adopted the fair value recognition provision of SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), which requires the recognition of the fair value of stock-based compensation for all stock-based payment awards, including grants of stock options and other awards made to the Company's employees and directors in exchange for services, in the income statement. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards ultimately expected to vest and is recognized as an expense, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes valuation model to measure the fair value of its stock-based awards utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility, dividend yield and forfeiture rates.

The Company adopted SFAS 123(R) using the modified prospective method, and, accordingly, financial statements for prior periods have not been restated to reflect the effect of SFAS 123(R). The Company records compensation costs as the requisite service is rendered for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and any awards issued, modified, repurchased, or cancelled after the effective date of SFAS 123(R). Upon the adoption of SFAS 123(R) on June 26, 2005, the deferred stock-based compensation balance of $166.7 million was reclassified into additional paid-in capital, reflecting the cumulative effect of adopting SFAS 123(R). The Company also recognized a cumulative effect of change in accounting principle of $1.6 million, net of tax, on June 26, 2005 related to previously recognized compensation cost of unvested awards that are not expected to vest based on the Company's estimate of forfeitures as of the date of adoption of SFAS 123(R). Previously, under APB 25, the Company had accounted for actual forfeitures as they occurred.

401(k) Retirement Plan

The Company sponsors a 401(k) retirement plan (401(k) Plan) through Fidelity Investments, under which full-time U.S. employees may contribute, on a pretax basis, between 1% and 30% of their total annual income from the Company, subject to a maximum aggregate annual contribution imposed by the Internal Revenue Code. In addition, the Company started matching 401(k) contributions to all U.S. employees during fiscal year 2008. The Company matches dollar-for-dollar up to 3% of employees' eligible compensation. The administration expense charged by Fidelity Investments, which the Company pays, was immaterial for fiscal years 2008, 2007 and 2006, respectively. Company contributions to the 401(k) Plan were $3.5 million, $0.8 million, and $0.7 million in fiscal years 2008, 2007 and 2006, respectively.

Earnings Per Share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporate the incremental shares issuable upon the assumed exercise of stock options and restricted stock units. The number of incremental shares from the assumed issuance of stock options is calculated applying the treasury stock method. See Note 4 "Earnings Per Share" of these Notes to Consolidated Financial Statements.

Litigation and Contingencies

From time to time, the Company receives notices that its products or manufacturing processes may be infringing the patent or intellectual property rights of others, notices of stockholder litigation or other lawsuits or claims against the Company. The Company periodically assesses each matter in order to determine if a contingent liability in accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS 5"), should be recorded. In making this determination, management may, depending on the nature of the matter, consult with internal and external legal counsel and technical experts. The Company expenses legal fees associated with consultations and defense of lawsuits as incurred. Based on the information obtained combined with management's judgment regarding all the facts and circumstances of each matter, the Company determines whether a contingent loss is probable and whether the amount of such loss can be estimated. Should a loss be probable and estimable, the Company records a contingent loss in accordance with SFAS 5. In determining the amount of a contingent loss, the Company takes into consideration advice received from experts in the specific matter, current status of legal proceedings, settlement negotiations which may be ongoing, prior case history and other factors. Should the judgments and estimates made by management be incorrect, the Company may need to record additional contingent losses that could materially adversely impact its results of operations. Alternatively, if the judgments and estimates made by management are incorrect and a particular contingent loss does not occur, the contingent loss recorded would be reversed thereby favorably impacting the Company's results of operations.

Pursuant to the Company's charter documents and indemnification agreements, the Company has certain indemnification obligations to its officers, directors, and certain former officers and directors. Pursuant to such obligations, the Company has incurred substantial expenses related to legal fees and expenses advanced to certain former officers of the Company who are subject to pending civil charges by the SEC and other governmental agencies in connection with Maxim's historical stock option granting practices. The Company has also incurred substantial expenses related to legal fees and expenses advanced to certain current and former officers and directors who are defendants in the civil actions described above. The Company expenses such amounts as incurred.

Product Warranty

The Company warrants its products to its customers generally for one year from the date of shipment, but in certain cases for longer periods. In certain other cases, the Company's product warranty may include significant financial responsibility beyond the cost of replacing the product. If there is a material increase in the rate of customer claims or the Company's estimates of probable losses relating to specifically identified warranty exposures are inaccurate, the Company may record a charge against future cost of sales. Warranty expense has historically been immaterial to the Company's financial statements.

Self-Insurance Accruals

The Company is self-insured with respect to defective product claims, employment practice claims, property and casualty and general liability. The Company's workers' compensation insurance has a $1.0 million deductible per case. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims. Amounts accrued for defective product claims, employment practice claims, workers' compensation claims, property and casualty and general liability of $11.8 million and $14.5 million are included in accrued expenses as of June 28, 2008 and June 30, 2007, respectively.

In addition to the above, the Company is primarily self-insured with respect to healthcare benefits for most of its domestic employees. Accruals are primarily based on estimated incurred-but-not-reported claims. Amounts accrued for employee healthcare claims are included in accrued salary and related expenses and were not material as of June 28, 2008 and June 30, 2007, respectively.

Post-employment Benefits

Post-employment benefits accrued for health benefits provided to former employees are accounted for under SFAS No. 112, *Employer's Accounting for Post-employment Benefits* ("SFAS 112"). A liability for post-employment benefits is recorded when payment is probable and the amount is reasonably estimable.

Concentration of Credit Risk

Due to the Company's credit evaluation and collection process, bad debt expenses have not been significant. Credit risk with respect to trade receivables is limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the credit risk. While a significant portion of the Company's revenues is made through domestic and international distributors, no single customer has accounted for more than 10% of net revenues in the last three fiscal years.

The Company maintains cash, cash equivalents, and short-term investments with various high credit quality financial institutions, limits the amount of credit exposure to any one financial institution or instrument, and is exposed to credit risk in the event of default by these institutions to the extent of amounts recorded at the balance sheet date. To date, the Company has not incurred losses related to these investments.

Concentration of Other Risks

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. The Company's results of operations are affected by a wide variety of factors, including general economic conditions, both in the United States and abroad; economic conditions specific to the semiconductor industry and to the analog and mixed signal portion of that industry; demand for the Company's products; the timely introduction of new products; implementation of new manufacturing technologies; manufacturing capacity; the ability to manufacture efficiently; the availability of materials, supplies, machinery and equipment; competition; the ability to safeguard patents and intellectual property in a rapidly evolving market; and reliance on assembly and, to a small extent, wafer fabrication subcontractors and on independent distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"), which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. FIN 48, effective for fiscal years beginning after December 15, 2006, seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company adopted the provisions of FASB Interpretation No. 48 on July 1, 2007 and applied the provisions of FIN 48 to all income tax positions. The cumulative effect of applying the provisions of FIN 48 has been reported as an adjustment to the opening balance of retained earnings and additional paid in capital. The cumulative effect of applying FIN 48 was a $9.4 million and $19.2 million decrease in retained earnings and additional-paid-in-capital, respectively, at the beginning of fiscal year 2008.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company are currently evaluating the impact of adopting SFAS 157 on the Company's consolidated financial condition, results of operations and liquidity.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"). SFAS 158 amends SFAS No. 87, *Employers' Accounting for Pensions*, SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, and SFAS No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*. SFAS 158 requires employers to recognize in the statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status. It also requires employers to measure plan assets and obligations that determine the funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. SFAS 158 is required to be adopted by entities with fiscal years ending after December 15, 2006. The adoption of SFAS 158 in fiscal year 2007 did not have a material impact on the Company's consolidated financial condition, results of operations or liquidity.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"), which addresses how uncorrected errors in previous years should be considered when quantifying errors in current year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current year financial statements. SAB 108 does not change the SEC staff's previous guidance on evaluating the materiality of errors. It allows registrants to record the effects of adopting SAB 108 guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported in the annual financial statements of the first fiscal year ending after November 15, 2006. The adoption of this standard did not have a material impact on the Company's consolidated financial condition, results of operations or liquidity.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The Company is required to adopt the provisions of SFAS 159 as of the beginning of the fiscal year that begins after November 15, 2007, although earlier adoption is permitted. The adoption of SFAS 159 did not have a material impact on the Company's consolidated financial position, results of operations or liquidity.

In March 2007, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements* ("EITF 06-10"). EITF 06-10 provides guidance for determining a liability for the post-retirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007, although earlier adoption is permitted. The Company early adopted EITF 06-10 during the three months ended September 29, 2007 and recorded a cumulative effect adjustment as a net reduction to retained earnings of approximately $14.1 million. No corporate income tax benefit was netted against the charge to retained earnings because the liabilities being accrued are not deductible for corporate income tax purposes.

In June 2007, the FASB ratified EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities* ("EITF 07-3"). EITF 07-3 requires nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities to be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 applies prospectively for new contractual arrangements entered into in fiscal years beginning after December 15, 2007. Earlier adoption is not permitted. The adoption of EITF 07-3 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 improves the relevance, comparability and transparency of financial statements and eliminates diversity in practice that currently exists in accounting for transactions between an entity and noncontrolling interests. This standard is effective for annual periods beginning after December 15, 2008. Earlier adoption is prohibited. The adoption of SFAS 160 is not expected to have a material effect on the Company's consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)") which replaces SFAS No. 141, *Business Combinations*. SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. This standard is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 141(R) on the Company's consolidated financial position or results of operations.

In December 2007, the FASB ratified EITF Issue No. 07-1, *Accounting for Collaborative Arrangements* ("EITF 07-01"). EITF 07-1 provides guidance on the classification, income statement presentation and disclosure associated with collaborative arrangements involving parties considered to be active participants to an activity and are exposed to significant risks and rewards which are dependent on the commercial success of the activity. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. The adoption of EITF 07-01 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133* ("SFAS 161") which changes the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires the Company to provide enhanced disclosures about (a) how and why the Company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and its related interpretations, and (c) how derivative instruments and related hedged items affect the

Company's financial position, financial performance and cash flows. These disclosure requirements are effective for fiscal years and interim periods beginning after November 15, 2008. The Company are currently evaluating the impact of adopting SFAS 161 on the Company's consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting consistent with GAAP. SFAS 162 is effective sixty days following the SEC's approval of the Public Company Accounting Oversight Board's amendments to AU Section 411 on September 16, 2008, *The Meaning of 'Present fairly in conformity with generally accepted accounting principles'*. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on the Company consolidated financial statements.

NOTE 3: STOCK-BASED COMPENSATION

The Company adopted SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)") in fiscal year 2006. The Company adopted SFAS 123(R) using the modified prospective method, and, accordingly, consolidated financial statements for prior periods have not been restated to reflect the effect of SFAS 123(R). The Company records compensation costs as the requisite service is rendered for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and any awards issued, modified, repurchased, or cancelled after the effective date of SFAS 123(R). In March 2005, the SEC issued SEC SAB No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied SAB 107 in its adoption of SFAS 123(R). In November 2005, the FASB issued FASB Staff Position ("FSP") SFAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* The Company elected to adopt the alternative transition method in its adoption of SFAS 123(R). The Company previously applied APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations and had adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123.*

At June 28, 2008, the Company had five stock option plans and one employee stock participation plan, including the Company's 1996 Stock Incentive Plan (the "1996 Plan"), 1993 Officer and Director Stock Option Plan, 1987 Stock Option Plan, 1987 Supplemental Stock Option Plan, 1987 Employee Stock Participation Plan (the "ESP Plan"), and Supplemental Non-employee Stock Option Plan. In November 2005, the stockholders approved amendments to the 1996 Plan (1) to increase the authorized shares by 9.5 million shares (2) to provide the ability to grant awards of restricted stock units and restricted stock and (3) to extend the term of the plan through 2015.

The Company's aggregate stock-based compensation cost for fiscal year 2008 was $189.7 million after accounting for estimated forfeitures and resulted primarily from awards of stock options and restricted stock units under the Company's 1996 Plan and the extension of terms of certain options and newly granted restricted stock units. Stock-based compensation cost capitalized into inventory was $13.7 million and $15.0 million as of June 28, 2008 and June 30, 2007, respectively.

MAXIM INTEGRATED PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables show stock-based compensation expense by type of award and resulting tax effect are included in the Consolidated Statements of Income for fiscal year 2008, 2007, and 2006:

	For the Year Ended		
	June 28, 2008	June 30, 2007	June 24, 2006
	(in thousands)		
Cost of goods sold			
Stock options	$ 28,550	$ 60,527	$ 59,096
Restricted stock units	17,440	19,228	501
Employee stock purchase plan	—	1,431	2,543
	45,990	81,186	62,140
Research and development expense			
Stock options	69,159	162,330	119,442
Restricted stock units	40,752	49,727	10,586
Employee stock purchase plan	—	4,672	8,299
	109,911	216,729	138,327
Selling, general and administrative expense			
Stock options	22,141	42,474	46,051
Restricted stock units	11,678	11,941	2,353
Employee stock purchase plan	—	1,431	2,543
	33,819	55,846	50,947
Total stock-based compensation expense			
Stock options	119,850	265,331	224,589
Restricted stock units	69,870	80,896	13,440
Employee stock purchase plan	—	7,534	13,385
Pre-tax stock-based compensation expense	189,720	353,761	251,414
Less: Income tax effect	66,272	121,539	83,391
Net stock-based compensation expense	$123,448	$232,222	$168,023

SFAS 123(R) requires certain realized tax benefits resulting from the exercise of stock options to be classified as cash flows from financing activities. Since the Company has adopted the alternative transition method, described in FASB Staff Position SFAS 123(R)-3, 100% of the realized tax benefits generated by employee awards that were fully vested and outstanding upon the adoption of SFAS 123(R) are classified as cash flows from financing activities. Excess tax benefits generated by employee awards partially vested upon, or granted after, the adoption of SFAS 123(R) are classified as cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset and proforma deferred tax asset attributable to stock-based compensation costs for such options. As a result of adopting SFAS 123(R), $0.6 million, $8.2 million and $44.7 million of realized tax benefits for fiscal years ended June 28, 2008, June 30, 2007 and June 24, 2006, respectively, have been classified as a financing cash inflow.

Employee Stock Participation Plan ("ESPP")

The Company's ESPP, which was previously approved by the Company's stockholders, permits the grant of up to 18.1 million shares. Under the ESPP, the Company offers stock purchase rights to purchase shares of the

Company's stock at three to twenty-four month intervals at a price not less than the lesser of 85% of the fair market value of the stock on the date the purchase right is granted or the date the right is exercised. Each offering can be no longer than 27 months. The Company's ESPP does not permit employees to buy more than $25,000 worth of stock annually.

Due to the suspension of the issuance of shares under the Company's Form S-8 registration statements no shares could be purchased under the ESP Plan during fiscal year 2008. At June 28, 2008, a total of 2.2 million shares were reserved and available for issuance under the Company's ESP Plan. Payroll deductions for the three-month purchase period ending September 23, 2006 were refunded to plan participants on September 28, 2006. The weighted average grant date fair value of the ESP Plan awards was $10.38 for fiscal year 2006. At June 28, 2008, a total of 2.2 million shares were reserved and available for issuance under the Company's ESP Plan. The Company may not begin a new offering period until it becomes current in filing its periodic reports with the SEC.

1996 Stock Incentive Plan

The Company's 1996 Plan, which was previously approved by the Company's stockholders, permits the grant of up to 127.1 million shares. The 1996 Plan provides for the grant of stock options, restricted stock units and restricted stock. To date, the Company has only issued stock options and restricted stock units. The Company initially granted restricted stock units in fiscal year 2006. Under the 1996 Plan, the exercise price for all stock options will not be less than the fair market value of the Company's common stock on the date of grant. Options granted under the 1996 Plan, as well as under the Company's other stock plans described above, generally vest over five years and expire from five to ten years from the date of the grant or such shorter term as may be provided in the agreement.

Restricted Stock Units

Restricted stock units ("RSUs") generally vest on a quarterly basis over a service period of up to five years from the issuance date. The restricted stock units represent a promise by the Company to the employees to issue shares of its common stock in the future, provided the vesting criteria have been satisfied. RSUs granted reduce the total number of shares available to grant under the 1996 Plan by a factor of two. To the extent RSUs are returned back to the 1996 Plan, for example, due to cancellations, such RSUs would increase the number of shares available to grant by a factor of two.

On February 1, 2006, the Company filed with the SEC a tender offer statement allowing employees, excluding officers, to exchange outstanding, vested and unexercised employee stock options, granted under the Company's stock option plans, with an exercise price equal to or greater than $35 per share for RSUs vesting quarterly in four equal installments over the approximate 12-month period from issuance date at a specified exchange rate derived using the Black-Scholes valuation model. In some cases, employees could elect to exchange vested options for RSUs at a specified exchange rate greater than that derived using the Black-Scholes valuation model and these RSUs will vest quarterly in six equal installments over the approximate 18-month period from issuance date. The restricted stock units represent a promise by the Company to the employees to issue shares of its Common Stock in the future, provided the vesting criteria have been satisfied.

On March 1, 2006, the tender offer expired and approximately 11.8 million vested options were exchanged for approximately 2.4 million RSUs in this program. The Company accounted for the exchange as a modification under the provisions of SFAS 123(R). Incremental stock-based compensation expense resulting from the exchange was $20.3 million and is being amortized as a charge to earnings over service periods of 12 to 18 months.

Share-Based Compensation and Other Adjustments resulting from the Blackout Period

On September 8, 2006, the SEC was notified that the Company would delay filing its Annual Report on Form 10K for the fiscal year ended June 24, 2006 due September, 23, 2006 as a result of the ongoing stock option investigation into the Company's stock option granting practices. As a result of such delay, the Company has suspended the issuance of shares to employees upon exercise of stock options, vesting of restricted stock units or pursuant to planned purchases of stock under the Employee Stock Participation Plan until the Company becomes current with all of its required SEC filings and its registration statements on Form S-8 are declared effective ("Blackout Period"). The Company instituted multiple programs in an attempt to compensate employees during this period, as described below.

RSU Loan Program

In October 2006, the Company offered certain domestic employees an opportunity to receive cash in the form of a non-recourse loan "RSU Loan" for common stock that they would have otherwise been able to receive in settlement for RSUs that vested during the Blackout Period. The program was not offered to executive officers or the Board of Directors. Employees accepting the offer were also entitled to additional shares of common stock if the Company's stock price appreciates ("SAR") between the vest date and the settlement date at the end of the Blackout Period. Employees foregoing the loan would receive shares of common stock at the conclusion of the Blackout Period. The Company also offered to cash-settle restricted stock units vesting during the Blackout Period held by foreign employees. These programs were considered a modification of the restricted stock units triggering a change in the classification from equity to a liability instrument for all eligible awards vesting during the Blackout Period. The Company recorded a reclassification from additional paid in capital to accrued salary and related expenses of $2.2 million on the modification date and incremental compensation expenses of $19.4 million from the modification. Vesting of eligible awards and changes in stock price will result in additional reclassifications from additional paid in capital to accrued salary and related expenses and additional compensation expenses in periods they occur. The Company recorded $50.2 million of additional compensation expense in fiscal year 2008. During fiscal year 2008, the Company made cash payments under these programs totaling $29.6 million.

Other Modifications

Employee Stock Participation Plan (ESPP)

As a result of the aforementioned suspension of the issuance of shares under the Company's Form S-8 registration statements, the September 30, 2006 planned stock purchases under the Company's ESPP did not occur and all employee contributions made during the September 30, 2006 purchase period were refunded on or about September 28, 2006. The Company ceased withholdings as no future stock purchases can be made until the Company is current with all of its required SEC filings.

The Company had unrecognized compensation expenses of $6.2 million at June 24, 2006 related to its ESPP. In addition, the Company began a new offering period on July 3, 2006 for new plan participants with a fair value of $1.3 million. The Company determined that the contribution refund results in a cancellation of all awards associated with the respective offerings without a concurrent offer to grant a replacement award, which is considered a repurchase for no consideration under SFAS 123(R). Accordingly, the Company recognized compensation expense including the acceleration of all unrecognized compensation expense totaling $7.5 million in the three months ended September 23, 2006.

Extension of Options that Expire after Reaching 10-Year Contractual Term and Cash Settlements of Expired Options

In September 2006, the Company approved the extension of the terms of vested stock options that expire during the blackout as a result of the expiration of the 10-year contractual term. The extension was considered a modification under SFAS 123(R). The incremental compensation expense of the modification was equal to the fair value of the option at the modification date after the extension compared to the fair value of the option prior to modification. The Company recognized additional compensation expense totaling $118.9 million for 8.3 million options in the three months ended September 23, 2006. The stock-based compensation expense adjustment was based on modified vested options held by employees that expired during the period from September 22, 2006 through the end of the Blackout Period.

In September 2007, as a result of changes in NASDAQ regulations, the Company decided to cash-settle all options expiring during the Blackout Period ("goodwill payment") based on the price at which 10% of the daily close prices of the Company's common stock fall above this price for trading days from August 7, 2006 (the date on which the Company initiated a trading blackout on officers and other individuals) through the expiration date of the option. The cash payment is subject to the option holder executing a release of all claims relating to the option.

The supplemental goodwill payment modification changed the classification of the associated awards from equity to liability instruments. The modification resulted in a reclassification from additional paid-in capital to accrued salaries and related expenses of $126.8 million and incremental compensation expenses of $ 27.5 million during the first fiscal quarter of 2008. At the end of each period, the Company will recognize any change in fair value of the options in its consolidated statements of income in the period of change until the options are settled.

Extension of Post-Termination Exercise Period

In September 2006, the Company also decided to extend the post-termination exercise period for employees holding vested options granted under the Dallas Semiconductor stock option plans, which were assumed by the Company as a part of its acquisition of Dallas Semiconductor Corporation, who terminated after September 22, 2006 and whose stock options would expire prior to reaching the 10 year contractual term during the Blackout Period. The extension provided these employees with 90 days to exercise vested options from the end of the Blackout Period. The Company calculated the incremental compensation expense of this modification in accordance with SFAS 123(R) and recognized compensation expense in the quarter ended September 23, 2006 totaling $0.8 million for 0.2 million options for the extension of the options held by these employees terminating employment during the Blackout Period

Valuation Assumptions

The fair value of awards granted under the Company's 1996 Plan and ESP Plan is estimated on the date of grant using the Black-Scholes valuation model. The Company estimates expected volatility based on market-based implied volatility from traded options on the Company's stock. The Company analyzes historical exercise patterns of relatively homogeneous groups of employees to estimate the expected holding period. The risk-free interest rate is based on the U.S. Treasury yield. The Company determines dividend yield by dividing the annualized dividends per share by the quarter's average stock price. The result is analyzed by the Company to decide whether it represents expected future dividend yield. Assumptions are revised as necessary. As required by SFAS 123(R), the Company also estimates forfeitures at the time of grant and makes revisions if the estimate changes or actual differs from those estimates. When estimating forfeitures, the Company considers voluntary termination behaviors as well as trends of actual forfeitures of vested stock options.

The fair value of each award granted in fiscal years 2008, 2007 and 2006 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Stock Option Plan		
	2008	2007	2006
Expected option holding period (in years)	6.2	6.2	5.1
Risk-free interest rate	4.1%	4.8%	4.3%
Stock price volatility	38%	31%	28%
Dividend yield	2.9%	2.0%	1.2%

	ESP Plan		
	2008	2007	2006
Expected option holding period (in years)	n/a	n/a	1.1
Risk-free interest rate	n/a	n/a	4.3%
Stock price volatility	n/a	n/a	29%
Dividend yield	n/a	n/a	1.3%

At June 28, 2008, the Company had 4.1 million shares of its common stock available for issuance to employees and other option recipients under its 1996 Stock Incentive Plan, 1993 Officer and Director Stock Option Plan, 1987 Stock Option Plan, 1987 Supplemental Stock Option Plan, 1987 Employee Stock Participation Plan, and Supplemental Non-employee Stock Option Plan.

The following table summarizes information about stock options that were outstanding and exercisable at June 28, 2008:

	Outstanding Options			
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (1)
Balance at June 25, 2005	101,593,580	$34.52		
Options Granted	13,063,685	37.56		
Options Exercised	(18,802,924)	36.86		
Options Cancelled	(6,475,917)	39.11		
Balance at June 24, 2006	89,378,424	34.14		
Options Granted	5,007,323	29.63		
Options Exercised	(1,527,356)	11.89		
Options Cancelled	(5,786,292)	38.04		
Balance at June 30, 2007	87,072,099	34.01		
Options Granted	1,603,047	26.41		
Options Exercised	—	—		
Options Cancelled	(11,768,264)	22.63		
Balance at June 28, 2008	76,906,882	35.59	4.7	11,143,360
Exercisable at June 28, 2008	50,820,814	34.70	3.7	10,376,053
Vested and expected to vest at June 28, 2008	75,366,869	35.59	4.6	11,052,763

(1) Aggregate intrinsic value represents the difference between the exercise price and the closing price per share of the Company's common stock on June 28, 2008, the last business day preceding the fiscal year end, multiplied by the number of options outstanding, exercisable or vested and expected to vest as of June 28, 2008.

The following table summarizes information about stock options that were outstanding and exercisable at June 28, 2008:

	Outstanding Options			Options Exercisable	
Range of Exercise Prices	Number Outstanding at June 28, 2008	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at June 28, 2008	Weighted Average Exercise Price
$11.28 - $19.99	1,989,683	0.85	$15.48	1,784,262	$15.21
$20.12 - $24.99	9,191,393	2.93	22.33	8,518,768	22.37
$25.11 - $29.99	3,435,570	5.65	27.83	1,600,965	27.90
$30.13 - $34.99	20,627,186	4.22	32.95	16,137,742	33.28
$35.16 - $39.99	19,034,886	5.72	37.37	10,977,340	37.47
$40.16 - $44.99	13,838,803	5.62	41.95	4,652,370	41.85
$45.25 - $87.06	8,789,361	4.07	49.41	7,149,367	50.11
	76,906,882			50,820,814	

During fiscal year 2007, the Company received cash of $25.7 million from the exercise of stock options and equity awards. There were no option exercises in 2008 as a result of the Company's inability to issue common stock. The Company issues new shares upon the exercise of options. During fiscal year 2008, the Company granted approximately 1.6 million stock options from its 1996 Plan with an estimated total grant date fair value of $13.8 million. The weighted average grant date fair values of stock options granted during fiscal years 2008, 2007 and 2006 were $8.59, $9.17 and $11.43, respectively. The total intrinsic value of options exercised during fiscal years 2008, 2007 and 2006 was $0 million, $25.6 million and $147.4 million, respectively. As of June 28, 2008, there was $135.4 million of total unrecognized compensation costs related to 26.1 million unvested stock options expected to be recognized over a weighted average period of approximately 2.7 years.

The following table summarizes outstanding RSUs at June 28, 2008 and RSU activity during fiscal year 2008:

	Number of Restricted stock units	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (1)
Balance at June 25, 2005	—		
Restricted stock units granted	6,786,463		
Restricted stock units released	(562,601)		
Restricted stock units cancelled	(148,271)		
Balance at June 24, 2006	6,075,591		
Restricted stock units granted	1,982,802		
Restricted stock units released	(773,238)		
Restricted stock units cancelled	(627,726)		
Balance at June 30, 2007	6,657,429		
Restricted stock units granted	4,319,975		
Restricted stock units released	—		
Restricted stock units cancelled	(711,203)		
Balance at June 28, 2008	10,266,201	1.1	215,590,158
Expected to vest at June 28, 2008	5,884,104	1.1	123,566,200

(1) Aggregate intrinsic value for RSUs represents the closing price per share of the Company's common stock on June 28, 2008, the last business day preceding the fiscal year end, multiplied by the number of RSUs outstanding, or expected to vest as of June 28, 2008.

The weighted average grant-date fair value of RSUs granted during fiscal years 2008, 2007 and 2006 was $22.35, $29.54 and $26.38, respectively. As of June 28, 2008, there was $17.3 million of unrecognized compensation cost related to 6.2 million unvested RSUs that are not subject to the RSU Loan program, which is expected to be recognized over a weighted average period of approximately 1.9 years.

NOTE 4: EARNINGS PER SHARE

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. For purposes of computing basic earnings per share, the weighted average number of outstanding common shares excludes unvested RSUs. Diluted earnings per share incorporates the incremental shares issuable upon the assumed exercise of stock options, assumed vesting of outstanding RSUs and assumed issuance of stock under the ESPP using the treasury stock method. As discussed in Note 4, the company will cash settle options that are expected to expire (reach the ten year contractual term) during the Blackout Period and cash settle vested RSUs. These RSUs are considered liability instruments under SFAS 123(R) and as such are excluded from the diluted earnings per share calculation.

The following table sets forth the computation of basic and diluted earnings per share:

	For the Year Ended		
	June 28, 2008	June 30, 2007	June 24, 2006
	(In thousands, except per share data)		
Numerator for basic earnings per share and diluted earnings per share			
Net income	$317,725	$286,227	$387,701
Denominator for basic earnings per share	320,553	320,434	323,460
Effect of dilutive securities:			
Stock options, RSUs, and ESPP	5,293	9,449	15,167
Denominator for diluted earnings per share	325,846	329,883	338,627
Earnings per share:			
Basic	$ 0.99	$ 0.89	$ 1.20
Diluted	$ 0.98	$ 0.87	$ 1.14

Approximately 68.4 million, 63.3 million, and 34.4 million of the Company's stock options were excluded from the calculation of diluted earnings per share for fiscal years 2008, 2007, and 2006, respectively. These options were excluded, as they were antidilutive; however, such options could be dilutive in the future.

NOTE 5: FINANCIAL INSTRUMENTS

Investments

In accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Company recorded a net unrealized gain (loss) of $0.7 million and $(1.6) million on available-for-sale investments at June 28, 2008 and June 30, 2007, respectively. There are 4 investments that are in an unrealized gain position at June 28, 2008. The unrealized gain resulted from a decrease in interest rates that occurred during fiscal year 2008. There are 20 investments that are in an unrealized loss position at June 30, 2007. The unrealized loss resulted from an increase in interest rates that occurred during fiscal year 2007. The Company believes the unrealized gains and losses are temporary as most of the related available-for-sale investments will be held to maturity resulting in cash flow equal to face value. Fair market values are calculated based upon prevailing market quotes at the end of each fiscal year.

Available-for-sale investments at June 28, 2008 were as follows:

	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
U.S. Treasury securities	$204,335	$744	$—	$205,079

Available-for-sale investments at June 30, 2007 were as follows:

	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
U.S. Treasury securities	$245,470	$—	$(1,249)	$244,221
Federal Agency Debt securities	478,448	1	(384)	478,065
Total available-for-sale investments	$723,918	$ 1	$(1,633)	$722,286

The Company's interest income and other, net of $56.7 million, $61.3 million and $46.4 million in fiscal years 2008, 2007 and 2006, respectively, includes interest income and amortization and accretion of discounts and premiums, as well as realized gains and losses.

Gross gains and losses realized upon the sale of marketable securities were immaterial during fiscal years 2008, 2007 and 2006, respectively.

The Company's portfolio of marketable securities by contractual maturity is as follows:

	June 28, 2008	June 30, 2007
	(In thousands)	
Due in one year or less	$ —	$722,286
Due after one year through three years	205,079	—
Total	$205,079	$722,286

Foreign exchange contracts

At June 28, 2008, and June 30, 2007, the Company held forward exchange contracts, all having maturities of less than six months, to exchange various foreign currencies for U.S. dollars in the amount of $46.9 million and $58.8 million, respectively. The table below summarizes, by currency, the notional amounts of the Company's forward exchange contracts and net unrealized gain or loss at the end of fiscal years 2008 and 2007. The net unrealized gain or loss approximates the fair market value of these contracts.

	June 28, 2008		June 30, 2007	
	Notional Amounts	Unrealized Losses	Notional Amounts	Unrealized Gains (Losses)
	(In thousands)			
Currency:				
Japanese Yen	$24,671	$(407)	$30,961	$ 424
British Pound Sterling	2,096	(23)	12,667	(222)
Euro	19,651	(371)	14,057	(203)
Swiss Franc	482	(8)	1,140	(19)
	$46,900	$(809)	$58,825	$ (20)

The net unrealized gain or loss, if any, is potentially subject to market and credit risk as it represents appreciation (decline) of the hedge position against the spot exchange rates at year-end. The Company attempts to control credit risk through credit approvals and monitoring procedures. The net realized and unrealized gains or losses from hedging foreign currency denominated assets and liabilities were immaterial in fiscal years 2008, 2007 and 2006.

NOTE 6: INVENTORIES

The components of inventories consist of:

	June 28, 2008	June 30, 2007
	(In thousands)	
Raw materials	$ 16,729	$ 24,117
Work-in-process	200,556	175,746
Finished goods	55,136	62,850
	$272,421	$262,713

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of:

	June 28, 2008	June 30, 2007
	(In thousands)	
Land	$ 87,237	$ 90,955
Buildings and building improvements	393,580	367,298
Machinery and equipment	2,023,199	1,969,353
	2,504,016	2,427,606
Less accumulated depreciation	(1,018,816)	(996,333)
	$ 1,485,200	$1,431,273

The Company recorded $155.2 million, $101.0 million and $85.2 million of depreciation expense in fiscal years 2008, 2007 and 2006, respectively.

NOTE 8: IMPAIRMENT OF LONG-LIVED ASSETS

During the fourth quarter of fiscal year 2007, the Company announced it would be transferring certain wafer manufacturing production from its San Jose, California wafer manufacturing facility to Epson's Sakata, Japan facility. In connection with this move, the Company incurred an asset impairment charge of $10.2 million in fiscal year 2007 and in fiscal year 2008 recognized $2.4 million in severance and benefits costs for employee terminations resulting from this decision. These costs were expensed in cost of goods sold in the Company's consolidated statements of income. The transfer was completed in the second quarter of fiscal year 2008. The Company reached its conclusion regarding the asset impairment after conducting an evaluation of the recoverability of the related manufacturing assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company considered projected future undiscounted cash flows, trends and other factors in its assessment of whether impairment conditions exist. The Company also utilized available data in its assessment of fair values for the assets being evaluated for impairment and estimated the fair value of the manufacturing tools after consideration of various factors including prices on tools lists for wafer manufacturing facilities on sale, tools available on the open market at various resellers, availability of tools in the marketplace, configuration of the respective tools and the age of the tools prior to writing down the related manufacturing assets to their estimated fair values.

NOTE 9: OTHER ASSETS

Other assets consist of:

	June 28, 2008	June 30, 2007
	(in thousands)	
Deferred tax assets	$ 88,630	$ 61,027
Intangible assets	61,655	4,934
Other	26,344	21,268
Deposits for property, plant and equipment	—	17,709
	$176,629	$104,938

Included in other assets in the Consolidated Balance Sheet at June 28, 2008 and June 30, 2007 are loans to employees of approximately $7.6 million and $8.4 million, respectively. These loans are collateralized primarily by employees' stock options and RSUs. To the extent that such collateral is not sufficient to cover the amounts owed, there is risk of loss to the Company. To date, the Company has not experienced any material losses related to these employee loans. These loans are not made to officers of the Company nor for the purchase or exercise of stock options. See Note 11 for discussion of intangible assets.

NOTE 10: ACQUISITIONS

On October 29, 2007 the Company acquired the Storage Products Division of Vitesse Semiconductor, Inc ("Vitesse"). The total consideration associated with the acquisition was $64.1 million consisting of $62.8 million in cash, $0.8 million in direct legal costs associated with the acquisition, and $0.5 million related to the buyout of an existing arrangement between Vitesse and a vendor. The Company also assumed $2.0 million of liabilities. The Company will pay additional cash consideration of up to $12 million based on product shipments of the acquired business. During fiscal year 2008, the Company paid $3.1 million of additional consideration related to the acquired business pursuant to this provision. The contingent consideration will be payable on a quarterly basis and such amounts will be recorded as goodwill. The Company allocated the acquisition cost to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The acquired assets included $4.9 million in tangible assets, $0.9 million in customer order backlog, $28.4 million in intellectual property, $22.2 million in customer relationships and $9.6 million in goodwill.

The consolidated financial statements for the fiscal year 2008 include the operations of Vitesse's Storage products division commencing as of the acquisition date. No supplemental pro forma information is presented for the acquisition due to the immaterial effect of the acquisition on the Company's results of operations.

NOTE 11: GOODWILL AND INTANGIBLE ASSETS

The Company classifies goodwill and acquired intangible assets within other assets in the Consolidated Balance Sheets. The Company's carrying value of goodwill at the end of fiscal year 2008 is $12.7 million which relates to the acquisition. In connection with the Company's acquisition of the Storage Products Division of Vitesse Semiconductor the Company obtained $28.4 million in intellectual property, $22.2 million in customer relationships, $0.9 million in customer order backlog, and $9.6 million in goodwill. The useful lives of the significant definite lived intangible assets are as follows:

Asset	Life
Intellectual Property	5 years
Customer Relationships	10 years

Intangible assets consisted of the following:

	June 28, 2008		
	Original Cost	Accumulated Amortization	Net
		(In thousands)	
Intellectual property	$28,430	$3,791	$24,639
Customer relationships	22,230	1,482	20,748
Total	$50,660	$5,273	$45,387

Amortization expense of $3.8 million associated with Intellectual property was recorded in Cost of goods sold during fiscal year 2008 while amortization expense of $1.5 million associated with Customer relationships was recorded in selling, general and administrative expenses in fiscal year 2008.

The following table presents the accumulated amortization of intangible assets:

	As of	
	June 28, 2008	June 30, 2007
	(In thousands)	
Intellectual property	$3,791	$—
Customer relationships	1,482	
Total	$5,273	$—

The following table represents the estimated future amortization expense of intangible assets as of the end of fiscal year 2008:

Fiscal Years	Amount
	(in thousands)
2009	$ 7,909
2010	7,909
2011	7,909
2012	7,909
2013	4,118
Thereafter	9,633
Total	$45,387

Also included in other assets on the Consolidated Balance Sheet at June 28, 2008 was $3.5 million of intellectual property, net of $10.5 million of accumulated amortization and adjustments. Amortization expenses and adjustments for the intellectual property were $1.4 million, $1.4 million and $1.4 million for fiscal years 2008, 2007 and 2006, respectively. The gross carrying amount of the intellectual property is $14.0 million and it is being amortized over ten years, which is its estimated useful life. The intellectual property acquired by the Company is being used to design and develop new products as well as in some products currently in production and being sold. As required by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company assesses the recoverability of the intellectual property whenever an indicator of impairment exists. There were no indicators of impairment as of June 28, 2008. Based on the carrying amount of identified assets recorded at June 28, 2008 and assuming no subsequent impairment of the underlying assets, the future amortization expense are expected to be as follows:

	2009	2010	2011	2012
		(In thousands)		
Intellectual property assets:	$1,400	$1,400	$734	$—

Should it be determined in a future period that the projected remaining discounted cash flows attributable to products designed and developed with the acquired intellectual property are less than the net book value represented by the intellectual property, the Company's results of operations could be adversely impacted in the period in which such determination is made.

NOTE 12: RESTRUCTURING ACTIVITY

In fiscal year 2008, the Company continued to transfer certain wafer manufacturing production from its San Jose, California wafer manufacturing facility to Epson's Sakata, Japan facility. See Note 8 of the Notes to Consolidated Financial Statements. The Company recorded and paid approximately $2.4 million consisting principally of severance and benefit payments during fiscal year 2008 related to the Company's San Jose, California fab transfer. In addition, the Company announced the wind down and eventual closure of the Company's wafer manufacturing facility located in Dallas, Texas over an 18-month time period. The Company anticipates that the total costs associated with the Dallas wafer fab closure will approximate $6.2 million consisting principally of severance and benefit payments over the 18-month period. A substantial amount of the costs associated with this activity will be paid upon the closure of the facility which is anticipated to occur in the last quarter of fiscal 2009. During fiscal year 2008, the Company recognized and accrued restructuring charges of $2.1 million for severance and benefits associated with the Dallas fab restructuring activities and such costs are included in cost of goods sold in the Consolidated Statements of Income.

Activity and liability balances related to the restructuring activity for fiscal year 2008 follows:

	Severance and Benefits
	(in thousands)
Balance at June 30, 2007	$ —
Restructuring accrual	4,496
Cash payments	(2,414)
Balance at June 28, 2008	$ 2,082

The Company has included this amount in accrued salary and related expenses in the Consolidated Balance Sheets.

In connection with the anticipated closure of the Dallas facility, the Company evaluated the recoverability of the facilities' manufacturing assets and concluded that there was no impairment. The Company also reevaluated the useful lives and salvage values of the fixed assets used in this manufacturing facility based on the new period of intended use. As a result of this review, the Company changed its depreciable lives and salvage values and recognized additional depreciation expense of $22.6 million for fiscal year 2008 related to this change in accounting estimate.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Stock Option Litigation

Beginning on or about May 22, 2006, several derivative actions were filed against certain current and former executive officers and directors of the Company. These derivative lawsuits were filed in: (1) the U.S. District Court for the Northern District of California, as In re Maxim Integrated Products, Inc. Derivative Litigation, Lead Case No. 5:06-cv-03344-JW, which consolidates McKinney v. Beck, et al. (Case No. 06-3344) and Horkay v. Beck, et al. (Case No. 06-3395), City of Pontiac Policemen's and Firemen's Retirement System v. Hood, et al. (Case No. 06-03754) and Corey v. Gifford, et al. (Case No. 06-03755); (2) the California Superior Court, Santa Clara County, as Louisiana Sheriffs' Pension & Relief Fund v. Gifford et al. (Case No. 1-06-CV-065626); and (3) the Delaware Court of Chancery, as Ryan v. Gifford, et al. (Case No. Civ 2213-N). The complaints allege, among other things, that certain of the Company's current and former executive officers and directors breached their fiduciary duties to the Company by engaging in alleged wrongful conduct of back-dating stock options as well as violating Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company is named solely as a nominal defendant against whom the plaintiffs seek no recovery.

The parties to the Delaware derivative litigation entered into a stipulated settlement agreement on September 16, 2008, conditioned upon approval of the Delaware Court of Chancery and subject to dismissal of all other pending derivative lawsuits. Currently, there is no trial date scheduled in any of the other actions.

On February 6, 2008, a class action lawsuit was filed in the United States District Court for the Northern District of California against the Company and the Company's former chief executive officer and former chief financial officer. The complaint alleges that the Company and certain of the Company's officers and directors violated the federal securities laws by making false and misleading statements and omissions relating to the grants of stock options. The complaint seeks, on behalf of persons who purchased the Company's common stock during the period from April 29, 2003 to January 17, 2008, unspecified damages, interest and costs and expenses, including attorneys' fees and disbursements. The action has been stayed pending completion of the restatement of the Company's consolidated financial statements.

Stock Option Inquiry by Regulatory Authorities

On June 6, 2006, the Company was contacted by the SEC regarding an informal inquiry relating to the Company's past stock options grants and practices. On December 4, 2007, the Company settled the matter with the SEC without admission of any guilt or wrongdoing and without any assessment of penalties against the Company. On June 29, 2006, the Company received a subpoena from the U.S. Attorney for the Northern District of California ("U.S. Attorney") requesting documents relating to its stock option grants and practices. The Company cooperated with the U.S. Attorney and was informed that the U.S. Attorney's office does not intend to pursue the matter.

Other Legal Proceedings

In the third quarter of fiscal year 2007, the Company settled ongoing litigation involving trade secret allegations brought by Analog Devices, Inc. ("ADI") against the Company, and certain of the Company's employees, relating to analog to digital converters. Under the terms of the settlement agreement, the Company paid ADI $19.0 million in fiscal 2007, which amount was accrued in the fourth quarter of fiscal year 2006. The Company also agreed that for a four year period from the date of settlement, the Company will not develop new standalone analog to digital converters having certain specified resolutions, speeds and purposes. This restriction does not include the use of analog to digital converters when embedded on the same die with a more comprehensive device, system or functionality.

In December 2005, Master Chips bvba ("Master Chips"), a former distributor of the Company's products in Belgium, filed a demand for arbitration against the Company before the International Court of Arbitration of the International Chamber of Commerce alleging that the Company failed to give adequate advance notice to Master Chips of termination of the distribution agreement under Belgian law and that the Company failed to pay Master Chips commissions on part sales (Case No. 14 123 RCH/JHN). Master Chips sought the recovery of the alleged value of their entire business at the time of termination which they claimed exceeded $12 million and an unspecified amount for the alleged underpayment of commissions. In response to the arbitration demand, the Company asserted a claim against Master Chips alleging that the Company over-paid commissions on part sales. In July 2008, the arbitrator issued a final award awarding Master Chips approximately $9.1 million on all claims. The Company accrued for this award in fiscal year 2006.

Following the issuance of the partial arbitration award and before the issuance of the final award, in March 2008 the Company filed a petition to vacate the arbitration award in the U.S. District Court for the Northern District of California alleging that the interim award, along with the final award when so issued, should be vacated (C 08-00721 JW). In its answer, Master Chips asserted that the partial award (along with any final award) should not be vacated and filed a cross-petition to confirm the arbitration award. In August 2008, the Court denied the Company's petition to vacate the arbitration award and confirmed the arbitration award.

In addition to the above, the Company is subject to other legal proceedings and claims that arise in the normal course of the Company's business. The Company does not believe that the ultimate outcome of matters arising in the normal course of business will have a material adverse effect on the financial position of the Company.

Commitments

The Company leases certain of its facilities under various operating leases that expire at various dates through October 2014. The lease agreements generally include renewal provisions and require the Company to pay property taxes, insurance, and maintenance costs.

Future annual minimum lease payments for all leased facilities are as follows:

Fiscal Years	(In thousands)
2009	$ 6,853
2010	5,385
2011	4,563
2012	3,999
2013	3,190
Thereafter	3,732
	$27,722

Rental expense amounted to approximately $6.9 million, $4.5 million, and $4.2 million in fiscal years 2008, 2007, and 2006.

Other commitments as of June 28, 2008 totaled approximately $104.4 million and mainly consist of royalty obligation for licensed patent and purchase obligations for plant and equipment and certain materials and supplies.

Potential Tax Liabilities Under Section 409A of the Internal Revenue Code and Other Tax Penalties

As a result of the Company's investigation into its historical stock option granting practices, the Company has determined that a number of its outstanding stock option awards were granted at exercise prices below the fair market value of its stock on the appropriate accounting measurement date. A significant adverse tax consequence is that the re-measured options vesting after December 31, 2004, or options that are materially modified after October 3, 2004, are potentially subject to option holder excise tax under Section 409A of the Internal Revenue Code (and, as applicable, similar excise taxes under state law) ("Section 409A"). Option holders who hold options which are determined to have been granted with exercise prices below the fair market value of the underlying shares of common stock on the appropriate measurement date would be subject to taxes, penalties and interest under Section 409A if no action is taken to cure the options from exposure under Section 409A before December 31, 2008. The Company took action in fiscal year 2008 to cure certain options from exposure under Section 409A. There can be no assurance that Maxim's action cured all potential circumstances in which Section 409A would apply. Should it be found that excise taxes under Section 409A apply to option holders subsequent to the Company's ability to cure the options from exposure to Section 409A, and the Company decides to reimburse option holders for such taxes, the Company's results of operations may be materially adversely affected.

Also as a result of the Company's investigation into equity awards, the Company has determined that certain payroll taxes, interest and penalties apply under various sections of the Internal Revenue Code, various state tax statutes, and tax statutes in various foreign jurisdictions. Maxim has reviewed these potential liabilities and accrued the estimated probable amount of the liability. There can be no assurance that Maxim's accruals covered all potential circumstances in which additional payroll taxes, interest and penalties would apply. Should it be found that additional payroll taxes, interest and penalties would apply, the Company's results of operations may be materially adversely affected.

Indemnifications

The Company indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against these parties in certain circumstances in which the Company's products are alleged to infringe third party intellectual property rights, including patents, registered trademarks, or copyrights. The terms of the Company's indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to the Company's potential liability for indemnification relating to intellectual property infringement claims. The Company is required by law in certain jurisdictions to indemnify employees from attorney's fees and claims for damages arising from claims in the course and scope of their employment. The Company also indemnifies its directors and executive officers to the maximum extent permitted under the laws of the State of Delaware. Pursuant to such obligations, the Company has incurred substantial expenses related to legal fees and expenses advanced to certain former officers of the Company who are subject to pending civil charges by the SEC and other governmental agencies in connection with Maxim's historical stock option granting practices. The Company has also incurred substantial expenses related to legal fees and expenses advanced to certain current and former officers and directors who are defendants in the civil actions described above. The Company expenses such amounts as incurred.

NOTE 14: COMPREHENSIVE INCOME

Comprehensive income consists of net income and net unrealized gains (losses) on available-for-sale investments and forward exchange contracts, and deferred income taxes on unrealized exchange gains (losses) on intercompany receivables. The components of comprehensive income and related tax effects were as follows:

	For the Year Ended		
	June 28, 2008	June 30, 2007	June 24, 2006
		(In thousands)	
Net income	$317,725	$286,227	$387,701
Change in unrealized losses on forward exchange contracts, net of tax benefit (expense) of $44 in 2008, $46 in 2007, and $111 in 2006	(77)	(79)	(188)
Change in unrealized gains (losses) on investments, net of tax benefit (expense) of $(700) in 2008, $(3,790) in 2007, and $823 in 2006	1,222	6,432	(1,401)
Deferred tax on unrealized exchange gain (loss) on intercompany receivables	1,999	(6,505)	—
Total comprehensive income	$320,869	$286,075	$386,112

Accumulated other comprehensive gains (losses) presented in the Consolidated Balance Sheets at June 28, 2008 and June 30, 2007 consist of net unrealized gains (losses) on available-for-sale investments of $0.8 million and $(0.4) million, respectively, net unrealized gains (losses) on forward exchange contracts of $0 million and $0.1 million, respectively, net foreign currency translation gain (loss) adjustments of $(1.5) million and $(1.5) million, respectively, and deferred income tax of $(4.5) million and $(6.5) million, respectively on unrealized exchange gains related to an intercompany receivable that is of a long-term investment nature.

NOTE 15: INCOME TAXES

The provision for income taxes consisted of the following:

	For the Year Ended		
	June 28, 2008	June 30, 2007	June 24, 2006
		(in thousands)	
Federal			
Current	$171,507	$ 224,026	$243,747
Deferred	(18,713)	(108,487)	(68,291)
State			
Current	9,168	9,812	9,305
Deferred	(597)	(3,669)	(2,213)
Foreign			
Current	3,849	5,596	4,119
Deferred	(159)	175	(871)
	$165,055	$ 127,453	$185,796

Pretax income from the Company's foreign subsidiaries was approximately $26.9 million, $18.1 million and $9.6 million for the years ended June 28, 2008, June 30, 2007 and June 24, 2006, respectively.

The Company has tax holidays with respect to certain operations in Thailand. The Thailand tax holidays will expire in fiscal year 2012. The impact of the tax holidays on net income was not material for fiscal years 2008, 2007 and 2006.

As of June 28, 2008 the Company's foreign subsidiaries have accumulated undistributed earnings of approximately $6.2 million that are intended to be indefinitely reinvested outside the U.S. and, accordingly, no provision for U.S. federal and state tax has been made for the distribution of these earnings. At June 28, 2008 the amount of the unrecognized deferred tax liability on the indefinitely reinvested earnings was $1.3 million.

The provision for income taxes differs from the amount computed by applying the statutory rate as follows:

	For the Year Ended		
	June 28, 2008	June 30, 2007	June 24, 2006
Federal statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	1.1	0.7	0.7
General business credits	(0.7)	(1.7)	(0.4)
Export sales benefit	—	(2.0)	(3.5)
Domestic production deduction benefit	(2.2)	(1.6)	(1.2)
Stock-based compensation	0.3	1.2	1.2
Other	0.7	(0.8)	0.7
Income tax rate	34.2%	30.8%	32.5%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities are as follows:

	For the Year Ended	
	June 28, 2008	June 30, 2007
	(in thousands)	
Deferred tax assets:		
Inventory valuation and reserves	$ 101,646	$ 81,967
Distributor related accruals and sales return and allowance accruals	14,455	16,384
Deferred revenue	5,106	6,061
Accrued compensation	46,320	46,889
Stock-based compensation	326,856	308,278
Net operating loss carryovers	1,428	2,003
Tax credit carryovers	40,239	36,767
Impairment charge	5,023	5,390
Other reserves and accruals not currently deductible for tax reporting	17,608	17,979
Other	20,003	5,310
Total deferred tax assets	578,684	527,028
Deferred tax liabilities		
Fixed assets cost recovery	(186,964)	(170,454)
Other	(9,593)	(10,686)
Net deferred tax assets before valuation allowance	382,127	345,888
Valuation allowance	(40,007)	(36,911)
Net deferred tax assets	$ 342,120	$ 308,977

The increase in the valuation allowance of $3.1 million in fiscal year 2008 is primarily due to the adoption of FASB Interpretation No. 48, or FIN 48, *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109"* on July 1, 2007.

The valuation allowance of $40.0 million is primarily attributable to the tax benefits of income tax deductions generated by the exercise of stock options that when realized, will be recorded as a credit to additional paid-in-capital.

As of June 28, 2008, the Company has $21.1 million of state net operating loss carryforwards expiring in fiscal year 2022, $8.8 million of state credit carryforwards expiring at various dates between fiscal years 2009 and 2026 and $53.1 million of state credit carryforwards with no expiration date.

On July 1, 2007, the Company adopted FIN 48. The Company historically classified unrecognized tax benefits as income taxes payable, which was included within the current liabilities section of the Company's Consolidated Balance Sheet or as a reduction to deferred tax assets to the extent that the unrecognized tax benefits related to net operating loss or tax credit carryforwards. As a result of the adoption of FIN 48, the Company now classifies unrecognized tax benefits as a current liability to the extent that settlement is anticipated within one year; as a non current liability to the extent that settlement is anticipated beyond one year; or as a reduction to deferred tax assets to the extent that the unrecognized tax benefit relates to deferred tax assets such as operating loss or tax credit carryforwards.

The Company evaluated and assessed its tax positions under the recognition and measurement guidelines of FIN 48. The adoption of FIN 48 resulted in a cumulative effect adjustment increasing unrecognized tax benefits by $28.6 million. Of this amount, approximately $9.4 million was accounted for as a reduction to beginning retained earnings and approximately $19.2 million as a reduction to additional paid-in capital. The amount of gross unrecognized tax benefits at the beginning of fiscal year 2008 was $123.6 million, excluding interest and penalties of $9.8 million. Of this amount, $61.3 million relates to unrecognized tax benefits that, if recognized, would impact the Company's effective tax rate and the remaining $62.3 million relates to unrecognized tax benefits that, if recognized, would be credited to additional paid in capital.

Consistent with prior years, the Company reports interest and penalties related to unrecognized tax benefits as a component of income tax expense. The gross amount of interest and penalties recognized in income tax expense during the fiscal year 2008 was $6.5 million and the total amount of interest and penalties accrued as of the end of fiscal year 2008 was $16.3 million.

A reconciliation of the change in gross unrecognized tax benefits is as follows:

	(in thousands)
Balance as of July 1, 2007	$123,555
Tax positions related to current year:	
Addition	5,513
Reduction	—
Tax positions related to prior year:	
Addition	—
Reduction	—
Settlements	(3,975)
Lapses in statutes of limitations	(161)
Balance as of June 28, 2008	$124,932*

* excludes interest, penalties, federal benefit of state reserves

The total amount of gross unrecognized tax benefits as of the end of the fiscal year, that if recognized, would affect the effective tax rate and additional paid in capital is $61.8 million and $63.1 million respectively.

The Company does not expect that its unrecognized tax benefits as of June 28, 2008 will significantly increase or decrease within the next 12 months.

While the Company believes that it has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than the Company's accrued position. Accordingly, the Company's provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved.

A summary of the fiscal tax years that remain subject to examination, as of June 28, 2008, for the Company's major tax jurisdictions are:

United States - Federal	2004 - forward
United States - Various States	2004 - forward
Japan	2007 - forward
Philippines	2005 - forward
Thailand	2003 - forward
United Kingdom	2007 - forward

In the third quarter of fiscal year 2008, the Internal Revenue Service ("IRS") commenced an examination of the Company's federal corporate income tax returns for the fiscal years 2005 and 2006. As part of this audit the IRS has requested information related to the Company's stock option investigation. The Company also has ongoing audits by various state and foreign taxing jurisdictions that are not material to the financial statements. Management believes that it has adequately provided for any adjustments that may result from these examinations. However, the outcome of tax audits cannot be predicted with certainty. Should any issues addressed in the Company's tax audits be resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs.

NOTE 16: SEGMENT INFORMATION

The Company operates and tracks its results in one reportable segment. The Company designs, develops, manufactures and markets a broad range of analog integrated circuits. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS 131").

The Company has fifteen operating segments which aggregate into one reportable segment under SFAS 131. Under SFAS 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

- the nature of products and services;
- the nature of the production processes;
- the type or class of customer for their products and services; and
- the methods used to distribute their products or provide their services.

The Company meets each of the aggregation criteria for the following reasons:

- the sale of analog and mixed signal integrated circuits is the primary source of revenue for each of the Company's fifteen operating segments;
- the integrated circuits sold by each of the Company's operating segments are manufactured using similar semiconductor manufacturing processes;
- the integrated circuits marketed by each of the Company's operating segments are sold to the same types of customers; and
- all of the Company's integrated circuits are sold through a centralized sales force and common wholesale distributors.

All of the Company's operating segments share similar economic characteristics as they have a similar long term business model. The causes for variation among the Company's operating segments are the same and include factors such as (i) life cycle and price and cost fluctuations, (ii) number of competitors, (iii) product differentiation and (iv) size of market opportunity. Additionally, each operating segment is subject to the overall cyclical nature of the semiconductor industry. The number and composition of employees and the amounts and types of tools and materials required are similar for each operating segment. Finally, even though the Company periodically reorganizes the Company's operating segments based upon changes in customers, end markets or products, acquisitions, long-term growth strategies, and the experience and bandwidth of the senior executives in charge, the common financial goals for each operating segment remain constant.

Enterprise-wide information is provided in accordance with SFAS 131. Geographical revenue information is based on customers' ship-to location. Long-lived assets consist of property, plant and equipment. Property, plant and equipment information is based on the physical location of the assets at the end of each fiscal year.

Net revenues from unaffiliated customers by geographic region were as follows:

	For the Year Ended		
	June 28, 2008	June 30, 2007	June 24, 2006
		(in thousands)	
United States	$ 418,827	$ 463,106	$ 417,529
China	672,996	581,882	505,933
Japan	165,349	194,811	177,984
Rest of Asia	381,663	366,064	376,312
Europe	369,233	360,669	328,369
Rest of World	44,715	42,592	50,818
	$2,052,783	$2,009,124	$1,856,945

Net long-lived assets by geographic region were as follows:

	Fiscal Year Ended	
	June 28, 2008	June 30, 2007
	(in thousands)	
United States	$1,114,382	$1,107,743
Philippines	225,398	204,354
Rest of World	145,420	119,176
	$1,485,200	$1,431,273

NOTE 17: COMMON STOCK REPURCHASES

From fiscal years 2002 through 2006, the Board of Directors authorized the Company to repurchase up to 53.5 million shares of the Company's common stock from time to time at the discretion of the Company's management. In connection with the stock options investigation, the Company suspended repurchases of stock under this program as of September 23, 2006, the Company didn't made any stock repurchases in fiscal year 2008 and will not repurchase additional shares until after the Company is current with its SEC filings. All shares repurchased during fiscal years 2007 and 2006 were pursuant to the above authorized share repurchase programs, which have no expiration date.

During fiscal years 2007 and 2006, the Company repurchased approximately 2.1 million and 15.6 million shares of its common stock for $60.8 million and $580.4 million, respectively. As of June 28, 2008 approximately 5.7 million shares remained available for repurchase under the repurchase authorizations, which have no expiration date.

NOTE 18: BENEFITS

The Company and its former CEO, Mr. Gifford, have entered into a deferred compensation plan, pursuant to which the Mr. Gifford deferred receipt of a portion of his cash compensation. Deferred compensation bears interest at a rate equal to the interest rate that employees of the Company are required to pay the Company under the Company's employee loan program (4% in fiscal year 2007). Compensation deferred on or prior to December 31, 2004, including interest, is payable (i) upon the Mr. Gifford's termination as an employee or service provider to the Company, in approximately equal quarterly installments over a five-year period, (ii) upon his death, to his designated beneficiary, in a lump sum payment as soon as administratively possible, or (iii) in the event of an unforeseeable emergency. In addition, the Board of Directors of the Company have the discretion to accelerate the distribution of the portion of the Mr. Gifford's account that was earned and vested as of December 31, 2004 with the written consent of Mr. Gifford. In June 2006, the Board of Directors, with Mr. Gifford's consent, authorized the acceleration of the distribution of amounts deferred in the Mr. Gifford's account on December 31, 2004 such that it would be paid in 15 quarterly installments starting on September 21, 2006 through March 18, 2010. Compensation deferred after December 31, 2004, including interest, is payable under the same terms and conditions as compensation deferred on or prior to December 31, 2004, except to the extent that those terms and conditions would cause a violation of Section 409A of the Internal Revenue Code, as supplemented by any guidance issued by the Internal Revenue Service thereunder. Mr. Gifford resigned from the Company on December 31, 2006. He continued his employment with the Company as a part-time strategic advisor until January 26, 2007.

During fiscal years 2008 and 2007, the Company distributed $7.1 and $25.5 million from his deferred compensation balance to Mr. Gifford. As of June 28, 2008, no deferred compensation amounts were due to Mr. Gifford.

The Company's former CEO resigned in fiscal year 2007. As part of his resignation, he was provided with certain retirement benefits which included office space, administrative assistance, and health benefits. In accordance with *Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefit (FASB 112)*, the Company recorded a charge for the net present value of these benefits of $3.1 million in fiscal year 2007. Accrued in other liabilities in the Consolidated Balance Sheet at June 28, 2008 and June 30, 2007 is $2.7 million and $3.0 million, respectively, for such benefits.

As a result of the Company's historical acquisition of Dallas Semiconductor, the Company assumed responsibility associated with certain split-dollar life insurance policies held by certain former Dallas Semiconductor officers and directors. The policies are owned by the individuals with the Company maintaining a limited collateral assignment on each policy. As a result of the adoption of EITF 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements*, during the first quarter of 2008, the Company recognized a $14.1 million cumulative effect reduction to retained earnings. No corporate income tax benefit was netted against the charge to retained earnings because the liabilities being accrued are not deductible for corporate income tax purposes. The Company had $6.7 million included in other assets as of June 28, 2008 associated with the limited collateral assignment to the policies. The Company had a $13.8 million obligation included in other liabilities as of June 28, 2008 related to the anticipated continued funding associated with these policies.

MAXIM INTEGRATED PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: QUARTERLY FINANCIAL DATA (UNAUDITED)

Fiscal Year 2008	Quarter Ended 6/28/2008	3/29/2008	12/29/2007	9/29/2007
	Unaudited (In thousands, except percentages and per share data)			
Net revenues	$501,267	$487,410	$540,025	$524,081
Cost of goods sold	200,857	202,614	204,409	206,515
Gross margin	$300,410	$284,796	$335,616	$317,566
Gross margin %	59.9%	58.4%	62.1%	60.6%
Operating income	$ 94,878	$ 81,058	$140,577	$109,539
% of net revenues	18.9%	16.6%	26.0%	20.9%
Net income	$ 66,046	$ 61,032	$107,020	$ 83,626
Earnings per share:				
Basic	$ 0.21	$ 0.19	$ 0.33	$ 0.26
Diluted	$ 0.20	$ 0.19	$ 0.33	$ 0.25
Shares used in the calculation of earnings per share:				
Basic	320,553	320,553	320,553	320,553
Diluted	323,843	322,480	326,284	328,873
Dividends declared per share	$ 0.188	$ 0.188	$ 0.188	$ 0.188

The following table presents details of the total stock-based compensation expense that is included in the quarterly financial data above:

	Quarter Ended 6/28/2008	3/29/2008	12/29/2007	9/29/2007
Cost of goods sold	$ 8,125	$10,535	$11,668	$15,662
Research and development expenses	24,138	19,170	22,799	43,804
Selling, general and administrative expenses	7,399	5,984	7,249	13,187

MAXIM INTEGRATED PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal Year 2007	Quarter Ended			
	6/30/2007	3/24/2007	12/23/2006	9/23/2006
	Unaudited (In thousands, except percentages and per share data)			
Net revenues	$532,370	$476,556	$497,453	$502,745
Cost of goods sold	209,454	190,286	189,270	203,687
Gross margin	$322,916	$286,270	$308,183	$299,058
Gross margin %	60.7%	60.1%	62.0%	59.5%
Operating income (Loss)	$123,168	$ 86,269	$126,846	$ 16,130
% of net revenues	23.1%	18.1%	25.5%	3.2%
Net income (Loss)	$ 92,254	$ 76,068	$ 97,568	$ 20,338
Earnings (Loss) per share				
Basic	$ 0.29	$ 0.24	$ 0.30	$ 0.06
Diluted	$ 0.28	$ 0.23	$ 0.30	$ 0.06
Shares used in the calculation of earnings per share				
Basic	320,553	320,553	320,553	320,068
Diluted	330,167	330,365	329,620	328,210
Dividends declared per share	$ 0.156	$ 0.156	$ 0.156	$ 0.156

The following table presents details of the total stock-based compensation expense that is included in the quarterly financial date above:

	Quarter Ended			
	6/30/2007	3/24/2007	12/23/2006	9/23/2006
Cost of goods sold	$14,158	$14,784	$15,685	$ 36,559
Research and development expenses	33,968	32,827	34,808	115,126
Selling, general and administrative expenses	9,371	(3,405)	11,680	38,200

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Maxim Integrated Products, Inc.
Maxim Integrated Products, Inc.
Sunnyvale, CA

We have audited the accompanying consolidated balance sheets of Maxim Integrated Products, Inc. and subsidiaries (the "Company") as of June 28, 2008 and June 30, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 28, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Maxim Integrated Products, Inc. and subsidiaries at June 28, 2008 and June 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 28, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 15, effective July 1, 2007 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. As discussed in Note 18, effective July 1, 2007 the Company adopted the provisions of Emerging Issues Task Force Issue No. 06-10 *Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements*. As discussed in Note 3, on June 26, 2005 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 28, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 30, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, CA
September 30, 2008

MAXIM INTEGRATED PRODUCTS, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions (Deductions) Charged (Credited) to Costs and Expenses	Deductions (1)	Balance at End of Period
		(In thousands)		
Doubtful accounts				
Year ended June 28, 2008	$4,889	$(104)	$1,611	$3,174
Year ended June 30, 2007	$4,712	$ 552	$ 375	$4,889
Year ended June 24, 2006	$3,869	$ 844	$ 1	$4,712

(1) Uncollectible accounts written off.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2008

MAXIM INTEGRATED PRODUCTS, INC.

By: /s/ ALAN P. HALE

Alan P. Hale
Vice President, Interim Chief Financial Officer
and Principal Accounting Officer
(For the Registrant, as Principal Financial Officer
and as Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Tunc Doluca and Alan P. Hale as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ TUNC DOLUCA Tunc Doluca	President and Chief Executive Officer (Principal Executive Officer)	September 30, 2008
/s/ JAMES R. BERGMAN James R. Bergman	Director	September 30, 2008
/s/ JOSEPH R. BRONSON Joseph R. Bronson	Director	September 30, 2008
Robert E. Grady	Director	
/s/ B. KIPLING HAGOPIAN B. Kipling Hagopian	Director and Chairman of the Board	September 30, 2008
William D. Watkins	Director	
/s/ A. R. WAZZAN A. R. Wazzan	Director	September 30, 2008

Corporate Data and Stockholder Information

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
San Jose, California

Registrar/Transfer Agent
Computershare
Canton, Massachusetts

Corporate Headquarters
120 San Gabriel Drive
Sunnyvale, California 94086
(408) 737-7600

Stock Listing

At July 1, 2008, there were 1,151 stockholders of record of the Company's common stock as reported by EquiServe Trust Company, N.A. Maxim common stock is currently traded over the counter on the Pink OTC Markets under the symbol, MXIM.PK.

Exhibit Index

Exhibit Number	Description
3.1 (1)	Restated Certificate of Incorporation of the Company
3.3 (2)	Amendments to Restated Certificate of Incorporation of the Company
3.4 (3)	Amended and Restated Bylaws of the Company, as amended
3.4(a) (13)	Certificate of Amendment to the Bylaws of the Company effective December 21, 2006
3.4(b) (17)	Certificate of Amendment to the Bylaws of the Company effective November 15, 2007
4.1	Reference is made to Exhibits 3.1, 3.3, 3.4, 3.4(a) and 3.4(b)
10.5 (1)	Amended and Restated Employment Agreement between John F. Gifford and the Company dated as of February 17, 1994 (A)
10.6 (4)	Agreement between John F. Gifford and the Company dated as of March 7, 1991 (A)
10.7 (5)	Deferred Compensation Agreement between John F. Gifford and the Company dated as of March 13, 1993 (A)
10.7(a) (14)	Consent Letter dated June 9, 2006 from John F. Gifford to the Company in relation to his Deferred Compensation Agreement dated as of March 13, 1993 (A)
10.8 (6)	The Company's Forms of Indemnity Agreement (A)
10.11 (1)	The Company's Incentive Stock Option Plan, as amended (A)
10.12 (7)	The Company's 1987 Supplemental Stock Option Plan, as amended (A)
10.13 (7)	The Company's Supplemental Nonemployee Stock Option Plan, as amended (A)
10.14 (8)	The Company's 1987 Employee Stock Participation Plan, as amended (A)
10.15 (7)	The Company's 1988 Nonemployee Director Stock Option Plan, as amended (A)
10.16	The Company's 1996 Stock Incentive Plan, as amended and restated (A)
10.17 (9)	Dallas Semiconductor Corporation – 1993 Officer and Director Stock Option Plan, as amended, together with forms of stock option agreements thereunder (A)
10.18 (9)	Dallas Semiconductor Corporation Amended 1987 Stock Option Plan, together with forms of stock option agreements thereunder (A)
10.19 (9)	Assumption Agreement relating to the Split Dollar Insurance Agreement between Dallas Semiconductor Corporation and Alan P. Hale, dated July 20, 2000, as amended (A)
10.21 (9)	Form of Shareholder Agreements between Dallas Semiconductor Corporation and employee stockholders, as amended (A)
10.22 (9)	Agreement between Dallas Semiconductor Corporation and Alan P. Hale, dated May 20, 1999, as amended (A)
10.23 (9)	Employment Agreement between Dallas Semiconductor Corporation and Alan P. Hale, dated April 11, 2001 (A)
10.24 (9)	Split Dollar Insurance Agreement between Dallas Semiconductor Corporation and Alan P. Hale, dated July 20, 2000, as amended
10.26 (9)	Assumption Agreement, dated April 11, 2001, relating to Dallas Semiconductor Corporation Executives Retiree Medical Plan, as amended (A)
10.27 (9)	Assumption Agreement, dated April 11, 2001, relating to Dallas Semiconductor Corporation stock options (A)

Exhibit Number	Description
10.28 (9)	Dallas Semiconductor Corporation Executives Retiree Medical Plan, as amended (A)
10.29 (9)	Form of Indemnification Agreement between Dallas Semiconductor Corporation and its directors and officers (A)
10.30 (10)	Form of Non-Statutory Option Agreement, as amended and restated, under the Company's 1996 Stock Incentive Plan (A)
10.31 (11)	Form of Restricted Stock Unit Agreement under the Company's 1996 Stock Incentive Plan (A)
10.31 (12)	Cash Bonus Plan in effect for Officers (A)
10.32 (14)	Employment Agreement between the Company and Tunc Doluca dated as of September 30, 1993 (A)
10.33 (14)	Employment Agreement between the Company and Vijay Ullal dated as of April 1, 1995 (A)
10.34 (14)	Employment Agreement between the Company and Pirooz Parvarandeh dated as of November 1, 1994 (A)
10.35 (14)	Employment Agreement between the Company and Richard Hood dated as of April 1, 1995 (A)
10.36 (15)	Memorandum of Understanding between the Company and Jack Gifford dated January 5, 2007 (A)
10.37 (15)	Letter of Resignation dated January 26, 2007 from Jack Gifford to the Company (A)
10.38 (15)	Severance Agreement and Release dated February 2, 2007 between the Company and Carl Jasper (A)
10.39 (18)	Employment Letter Agreement between the Company and Alan Hale dated as of June 7, 2007 (A)
10.40 (19)	Employment Letter Agreement between the Company and Bruce Kiddoo dated as of August 6, 2007 (A)
14 (16)	Code of Business Conduct and Ethics
21.1	Subsidiaries of the Company
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (see page 89)
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to Section 1350, Chapter 63 of Title 18 United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to Section 1350, Chapter 63 of Title 18 United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(A) Management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1995.

(2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1997, to the Company's Annual Report on Form 10-K for the year ended June 30, 1998, to the Company's Quarterly Report on Form 10-Q for the quarter ended December 25, 1999, and to the Company's Quarterly Report on Form 10-Q for the quarter ended December 30, 2000.

(3) Incorporated by reference to Exhibit 3.4 in the Company's Annual Report on Form 10-K for the year ended June 29, 2002.

(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1991.

(5) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1993.
(6) Incorporated by reference to the Company's Registration Statement on Form S-1 No. 33-19561 and to the Company's Annual Report on Form 10-K for the year ended June 25, 2005.
(7) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 27, 1998.
(8) Incorporated by reference to the Appendix B in the Company's Proxy Statement for a Meeting of its stockholders held on November October 18, 2004.
(9) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 2001.
(10) Incorporated by reference to the Company's Current Report on Form 8-K filed June 8, 2006.
(11) Incorporated by reference to the Company's Tender Offer Statement on Form SC-TO-I filed on February 1, 2006.
(12) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 27, 1998 as Exhibit 10.17.
(13) Incorporated by reference to the Company's Current Report on Form 8-K filed December 22, 2006.
(14) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 24, 2006.
(15) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 24, 2006.
(16) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 25, 2005.
(17) Incorporated by reference to the Company's Current Report on Form 8-K filed November 21, 2007.
(18) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 2007.
(19) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007.

Exhibit 31.1

Certification

I, Tunc Doluca, certify that:

1. I have reviewed this annual report on Form 10-K of Maxim Integrated Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 30, 2008

/s/ Tunc Doluca

Chief Executive Officer

Exhibit 31.2

Certification

I, Alan P. Hale, certify that:

1. I have reviewed this annual report on Form 10-K of Maxim Integrated Products, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 30, 2008

/s/ Alan P. Hale

**Vice President, Interim Chief Financial Officer
and Principal Accounting Officer**

EXHIBIT 32.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER

In connection with the periodic report of Maxim Integrated Products, Inc. (the "Company") on Form 10-K for the period ended June 28, 2008 as filed with the Securities and Exchange Commission (the "Report"), I, Tunc Doluca, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: September 30, 2008

By: /s/ TUNC DOLUCA
Chief Executive Officer

This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended or the Exchange Act.

EXHIBIT 32.2

CERTIFICATE OF CHIEF FINANCIAL OFFICER

In connection with the periodic report of Maxim Integrated Products, Inc. (the "Company") on Form 10-K for the period ended June 28, 2008 as filed with the Securities and Exchange Commission (the "Report"), I, Alan P. Hale, Chief Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: September 30, 2008

By: /s/ ALAN P. HALE

Vice President, Interim
Chief Financial Officer and
Principal Accounting Officer

This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended or the Exchange Act.

END